UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                              PETROLITE CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  CAPITAL STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                   716723 10 1
                                 --------------
                                 (CUSIP Number)

                           Wm. S. Barnickel & Company
                               c/o Jules Chasnoff
                          Lowenhaupt & Chasnoff, L.L.C.
                          10 South Broadway, Suite 600
                            St. Louis, MO 63102-1733
                                 (314) 241-5950
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 25, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on Following Pages)
                             (Page 1 of 103 pages)

---------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 2 of 103 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wm. S. Barnickel & Company  43-6029518
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Corporation
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER         5,337,360 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER             -0- shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER    5,337,360 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER        -0- shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 3 of 103 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NationsBank Corporation    56-0906609
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [X]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    North Carolina Corporation
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER                -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER        5,558,332 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER           -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER   5,547,702 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    HC
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1              SCHEDULE 13D              Page 4 of 103 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Boatmen's Trust Company 43-0497480
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [X]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Corporation
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER            124,101 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER        5,434,231 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER        16,167 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER   5,531,535 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778  (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    BK
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1               SCHEDULE 13D             Page 5 of 103 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The John S. Lehmann Trust f/b/o John S. Lehmann, Jr.  43-6401897
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Trust
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER             -0- shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER        -0- shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1            SCHEDULE 13D                Page 6 of 103 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The John S. Lehmann Trust f/b/o Frederick W. Lehmann III  43-6401898
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Trust
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER             -0- shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER        -0- shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1            SCHEDULE 13D                Page 7 of 103 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Genevieve J. Brown  ###-##-####
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER             5,846 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,375,850 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER        5,846 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,375,850 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1              SCHEDULE 13D              Page 8 of 103 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael V. Janes  ###-##-####
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER                 200 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         5,375,063 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER            200 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    5,425,463 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 9 of 103 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William B. Janes  ###-##-####
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               23,400 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER          5,337,360 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          23,400 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER     5,337,360 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 10 of 103 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Fairfax F. Pollnow  ###-##-####
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER                  3,000 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER            5,337,360 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER             3,000 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER       5,337,360 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.19%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1            SCHEDULE 13D               Page 11 of 103 Pages
--------------------------------------------------------------------------------

INTRODUCTORY NOTE.

     This statement is filed on behalf of Wm. S. Barnickel & Company, a Missouri corporation ("Barnickel Company"); NationsBank Corporation, a North Carolina corporation ("NationsBank"); its subsidiary, Boatmen's Trust Company, a Missouri corporation ("BTC");The John S. Lehmann Trust f/b/o John S. Lehmann, Jr. ("Lehmann Trust I") and The John S. Lehmann Trust f/b/o Frederick W. Lehmann III ("Lehmann Trust II") (Lehmann Trust I and Lehmann II are hereinafter referred to collectively as the "Lehmann Trusts") established under the Indenture of Trust of John S. Lehmann dated July 8, 1959, as amended; Genevieve J. Brown, Michael
V. Janes, and William B. Janes (Genevieve J. Brown, Michael V. Janes and William
B. Janes are referred to herein collectively as the "Janeses") and Fairfax F. Pollnow. NationsBank, BTC, Barnickel Company, Lehmann Trust I, Lehmann Trust II, Genevieve J. Brown, Michael V. Janes, William B. Janes and Fairfax F. Pollnow are hereinafter referred to as the "Reporting Persons."

     This Amendment No. 9 is being filed on behalf of the Reporting Persons and supplements and amends the information set forth in Schedule 13D filed on February 24, 1994, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7 and No. 8 filed on, respectively, April 8, 1994, July 11, 1994, December 9, 1994, February 10, 1995, June 8, 1995, November 12, 1996,
November 27, 1996 and January 30, 1997 previously filed by the Reporting Persons and The William S. Barnickel Testamentary Trust, a former Missouri trust (the "Barnickel Trust").

     The filing of this Schedule 13D should not be construed as an admission that the Reporting Persons constitute a group or are the beneficial owners of the shares of capital stock (the "Capital Stock") of Petrolite Corporation (the "Company") indicated below.

     Each signatory hereto acknowledges responsibility with respect to the information provided as to such signatory but assumes no responsibility as to information as to any other signatory.


ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby amended and supplemented as follows:

     The Company and Barnickel Company, have entered into an Agreement and Plan of Merger with Baker Hughes Incorporated, Baker Hughes Missouri, Inc., and Baker Hughes Delaware, Inc., dated February 25, 1997 (the "Merger Agreement"), a copy of which is filed herewith as Exhibit 1 to this Amendment No. 9. The terms of the Merger Agreement call for a tax-free exchange of common stock in which the Capital Stock of the Company and the outstanding capital stock of Barnickel Company will be converted into shares of common stock of Baker Hughes. For such purpose the Capital Stock of the Company will be valued at $61 per share and the value of the common stock of Baker Hughes will be based on the average market price of such stock during a 10-day period shortly before closing.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 12 of 103 Pages
--------------------------------------------------------------------------------

     The Merger Agreement is subject to approval by a vote of the shareholders of the Company, including the favorable vote of shareholders other than the Barnickel Company, a vote of the shareholders of the Barnickel Company, and satisfaction of other customary conditions.

     See the Merger Agreement (filed herewith as Exhibit 1) for more specific details regarding the transaction.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5(b) is hereby supplemented and amended as follows:

          (b) Independently of any potential group status, NationsBank as the beneficial owner of 99.96% of the outstanding capital stock of BTC may be deemed to have shared voting power over 220,972 shares of the Company and shared dispositive power over 210,342 shares of Capital Stock of the Company. Of the 220,972 shares of Capital Stock of the Company it may be deemed to beneficially own, BTC has sole voting power over 124,101 shares of Capital Stock of the Company; shared voting power over 96,871 shares of Capital Stock of the Company; sole dispositive power over 16,167 shares of Capital Stock of the Company; and shared dispositive power over 194,175 shares of Capital Stock of the Company.

          Taking into consideration potential group status with Barnickel Company, NationsBank has shared voting power over 5,558,332 shares of Capital Stock of the Company and shared dispositive power over 5,547,702 shares of Capital Stock of the Company. BTC has sole voting power over 124,101 shares of Capital Stock of the Company; shared voting power over 5,434,231 shares of Capital Stock of the Company; sole dispositive power over 16,167 shares of Capital Stock of the Company; and shared dispositive power over 5,531,535 shares of Capital Stock of the Company.


ITEM 6. CONTRACTS, ARRANGMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 4 is hereby amended and supplemented by adding the following:

     See Item 4.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following additional exhibits are filed with this Amendment No. 9:

     Exhibit 1. Agreement and Plan of Merger, by and among Baker Hughes
                Incorporated, Baker Hughes Missouri, Inc., Baker Hughes Delaware, Inc., Petrolite Corporation, and Wm. S. Barnickel &
               Company

CUSIP No. 716723 10 1            SCHEDULE 13D               Page 13 of 103 Pages
--------------------------------------------------------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate, dated in each case as of February 26, 1997.

                                        NATIONSBANK CORPORATION

                                        BRUCE L. TALEN
                                        ----------------------------------------
                                                        Signature

                                        Bruce L. Talen, Attorney-in-Fact
                                        ----------------------------------------
                                                      (Name/Title)

                                        BOATMEN'S TRUST COMPANY

                                        BRUCE L. TALEN
                                        ----------------------------------------
                                                        Signature

                                        Bruce L. Talen, Vice President
                                        ----------------------------------------
                                                      (Name/Title)

                                        WM. S. BARNICKEL & COMPANY

                                        BRUCE L. TALEN
                                        ----------------------------------------
                                                        Signature

                                        Bruce L. Talen, Attorney-in-Fact
                                        ----------------------------------------
                                                      (Name/Title)

                                        JOHN S. LEHMANN TRUST F/B/O
                                        FREDERICK W. LEHMANN III

                                        By: Boatmen's Trust Company, Trustee

                                        By: BRUCE L. TALEN
                                        ----------------------------------------
                                        Bruce L. Talen, Vice President

CUSIP No. 716723 10 1               SCHEDULE 13D            Page 14 of 103 Pages
--------------------------------------------------------------------------------

                                        JOHN S. LEHMANN TRUST F/B/O
                                        JOHN S. LEHMANN, JR.

                                        By: Boatmen's Trust Company, Trustee

                                        By: BRUCE L. TALEN
                                        ----------------------------------------
                                        Bruce L. Talen, Vice President

                                        GENEVIEVE J. BROWN*
                                        ----------------------------------------
                                        Genevieve J. Brown

                                        MICHAEL V. JANES*
                                        ----------------------------------------
                                        Michael V. Janes

                                        WILLIAM B. JANES*
                                        ----------------------------------------
                                        William B. Janes

                                        FAIRFAX F. POLLNOW*
                                        ----------------------------------------
                                        Fairfax F. Pollnow

*  By: BRUCE L. TALEN
   -----------------------------------
   Bruce L. Talen, as attorney-in-fact

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 15 of 103 Pages
--------------------------------------------------------------------------------

                               INDEX OF SCHEDULES

Schedule II     Directors and Executive Officers of BTC

Schedule VIII   Transactions During the Past Sixty Days

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 16 of 103 Pages
--------------------------------------------------------------------------------

                                   SCHEDULE II

                     DIRECTORS AND EXECUTIVE OFFICERS OF BTC

     The following information completely replaces Schedule II to the
Schedule 13D, as amended, and lists the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer, if other than NationsBank or BTC), and citizenship of each of the directors and executive officers of BTC:

     HOWARD F. BAER, Director of BTC; Private Investor, 232 N. Kingshighway, Suite 504, St. Louis, MO 63108; U.S.A.

     CLARENCE C. BARKSDALE, Director of BTC; Vice Chairman, Washington University, 1130 Hampton Avenue, St. Louis, MO 63139; U.S.A.

     GERALD D. BLATHERWICK, Director of BTC; Retired Vice Chairman - Human Resources and Corporate Communications - Southwestern Bell Corporation, 26 Fordyce Lane, St. Louis, MO 63124; U.S.A.

     MARY JANE BLOCK, Executive Vice President of BTC; U.S.A

     STEPHEN F. BRAUER, Director of BTC; President, Hunter Engineering Company, an engineering company; 11250 Hunter Drive, Bridgeton, MO 63044; U.S.A.

     LYLE W. BRIZENDINE, Executive Vice President of BTC; U.S.A.

     MARY LEYHE BURKE, PH.D., Director of BTC; Head of School, Whitfield School; a private secondary school; 175 South Mason Road, St. Louis, MO 63141; U.S.A.

     J.J. LANDERS CARNAL, Executive Vice President of BTC; Switzerland and
U.S.A.

     ANDREW B. CRAIG, III, Director of BTC; Chairman of the Board NationsBank; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

     DONALD DANFORTH, JR., Director of BTC; President, Danforth Agri-Resources, Inc., a diversified investments and management company; 700 Corporate Park Drive, Suite 330, St. Louis MO 63105; U.S.A.

     JOHN C. DANFORTH, Partner, Bryan Cave LLP, One Metropolitan Square, 211 N. Broadway, Suite 3600, St. Louis, MO 63102; U.S.A.

     THOMAS S. DARNALL, JR. Executive Vice President of BTC; U.S.A.

     MARTIN E. GALT, III, Director of BTC; Chairman, Chief Executive Officer and President, BTC; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 17 of 103 Pages
--------------------------------------------------------------------------------

     A. WILLIAM HAGER, Director of BTC; Chairman of the Board, Hager Hinge Company; a hinge manufacturing company; 139 Victor Street, St. Louis, MO 63104; U.S.A.

     SAMUEL B. HAYES, III, Director of BTC; Chairman of the Board, The Boatmen's National Bank of St. Louis, One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

     ROBERT B. HOFFMAN, Senior Vice President and Chief Financial Officer, Monsanto Company, 800 North Lindbergh Blvd., St. Louis, MO 63167; U.S.A.

     ROBERT E. KRESKO, Director of BTC; Retired Partner, Trammell Crowe Company, a real estate development company; Pierre Laclede Center, 7701 Forsyth Blvd., Suite 680, St. Louis, MO 63105; U.S.A.

     JOHN PETERS MACCARTHY, Director and Retired Chairman and Chief Executive Officer of BTC; U.S.A.

     JAMES S. MCDONNELL III, Director of BTC; Retired Vice President, McDonnell Douglas Corporation; 40 Glen Eagles Drive, St. Louis, MO 63124; U.S.A.

     JOHN B. MCKINNEY, Director of BTC; President & Chief Executive Officer, Laclede Steel Company; a steel manufacturer; One Metropolitan Square, 15th Floor, St. Louis, MO 63102; U.S.A.

     REUBEN M. MORRISS, III, Retired Vice Chairman of BTC; 10048 Litzsinger Rd., St. Louis, MO 63124; U.S.A.

     WILLIAM C. NELSON, Director of BTC; Chairman, President and Chief Executive Officer, Boatmen's First National Bank of Kansas City; 10th & Baltimore, P.O. Box 419038; Kansas City, MO 64183; U.S.A.

     KIMBERLY A. OLSON, Executive Vice President, Group One Capital, Inc., 1611 Des Peres Road, St. Louis, MO 63131; U.S.A.

     WILLIAM A. PECK, M.D., Director of BTC; Executive Vice Chancellor and Dean, Washington University School of Medicine, 660 South Euclid Avenue, Box 8106, St. Louis, MO 63110; U.S.A.

     JERRY E. RITTER, Director of BTC; Chairman of the Board, Kiel Center Partners, L.P., 1401 Clark Street, St. Louis, MO 63103; U.S.A.

     HUGH SCOTT, III, Director of BTC; Chairman and Chief Executive Officer, Western Diesel Services, Inc., an industrial company; 101 S. Hanley, Suite 1910, St. Louis, MO 63105; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 18 of 103 Pages
--------------------------------------------------------------------------------

     RICHARD W. SHOMAKER, Director of BTC; Consultant, Brown Group, Inc., a footwear and specialty retailing company; 8400 Maryland Avenue, St. Louis, MO 63105; U.S.A.

     BRICE R. SMITH, JR., Director of BTC; Chairman of the Board, Sverdrup Corporation, an engineering and design company; 13723 Riverport Drive, Maryland Heights, MO 63043; U.S.A.

     WILLIAM D. STAMPER, Director of BTC; President, W.D. Stamper Company, a small capitalization investment company; 7777 Bonhomme, Suite 1006, St. Louis, MO 63105; U.S.A.

     V. RAYMOND STRANGHOENER, Executive Vice President, General Counsel and Secretary of BTC.

     JANET MCAFEE WEAKLEY, Director of BTC; Chairman and Chief Executive Officer, Janet McAfee, Inc., a real estate brokerage company, 149 N. Meramac Ave., St. Louis, MO 63105; U.S.A.

     GORDON E. WELLS, Director of BTC; Retired Chairman of the Board, Boatmen's First National Bank of Kansas City; 3121 West 67th Terrace, Shawnee Mission, Kansas 66208; U.S.A.

CUSIP No. 716723 10 1            SCHEDULE 13D             Page 19 of 103 Pages
--------------------------------------------------------------------------------

                                 SCHEDULE VIII

                    TRANSACTIONS DURING THE PAST SIXTY DAYS*

None

*Computed from February 25, 1997

CUSIP No. 716723 10 1            SCHEDULE 13D               Page 20 of 103 Pages
--------------------------------------------------------------------------------

                                                                       EXHIBIT 1

                          AGREEMENT AND PLAN OF MERGER

                                      among

                           BAKER HUGHES INCORPORATED,

                          BAKER HUGHES MISSOURI, INC.,

                          BAKER HUGHES DELAWARE, INC.,

                             PETROLITE CORPORATION,

                                       and

                           WM. S. BARNICKEL & COMPANY


                          Dated as of February 25, 1997

                                TABLE OF CONTENTS

                                                                            Page

1.       The Mergers........................................................ 2
         1.1.     The Mergers............................................... 2
         1.2.     The Closing............................................... 2
         1.3.     Effective Times........................................... 2

2.       Charter and Bylaws of the Surviving Corporations................... 3
         2.1.     Charter................................................... 3
         2.2.     Bylaws.................................................... 3

3.       Directors and Officers of the Surviving Corporations............... 3
         3.1.     Directors................................................. 3
         3.2.     Officers.................................................. 3

4.       Conversion of the Common Stock..................................... 4
         4.1.     Certain Definitions....................................... 4
         4.2.     Conversion of the Barnickel Stock......................... 5
         4.3.     Conversion of the Company Stock........................... 6
         4.4.     Exchange of Certificates Representing Barnickel
                    Common Stock and Company Common Stock................... 8
         4.5.     Adjustment of Company Share Value.........................10
         4.6.     Dissenting Stockholders...................................10

5.       Representations and Warranties of the Company......................11
         5.1.     Existence; Good Standing; Corporate Authority.............11
         5.2.     Authorization, Validity and Effect of Agreements..........12
         5.3.     Capitalization............................................12
         5.4.     Subsidiaries..............................................12
         5.5.     No Violation of Law.......................................13
         5.6.     No Conflict...............................................13
         5.7.     SEC Documents.............................................14
         5.8.     Litigation................................................14
         5.9.     Absence of Certain Changes................................15
         5.10.    Taxes.....................................................15
         5.11.    Employee Benefit Plans....................................16
         5.12.    Labor Matters.............................................17
         5.13.    Environmental Matters.....................................17
         5.14.    Trademarks, Patents and Copyrights........................17
         5.15.    Insurance.................................................18

                                      (i)

         5.16.    No Brokers................................................18
         5.17.    Opinion of Financial Advisor..............................18
         5.18.    Parent Stock Ownership....................................18
         5.19.    Reorganization............................................19
         5.20.    Vote Required.............................................19
         5.21.    Amendment to the Company Rights Agreement.................19

6.       Representations and Warranties of Barnickel........................19
         6.1.     Existence; Good Standing; Corporate Authority.............19
         6.2.     Authorization, Validity and Effect of Agreements..........20
         6.3.     Capitalization............................................20
         6.4.     Subsidiaries..............................................20
         6.5.     No Violation of Law.......................................20
         6.6.     No Conflict...............................................20
         6.7.     Financial Statements......................................21
         6.8.     Litigation................................................21
         6.9.     Absence of Certain Changes................................21
         6.10.    Taxes.....................................................22
         6.11.    Employee Benefit Plans....................................22
         6.12.    Labor Matters.............................................23
         6.13.    Environmental Matters.....................................24
         6.14.    Trademarks, Patents and Copyrights........................24
         6.15.    Insurance.................................................24
         6.16.    No Brokers................................................24
         6.17.    Opinion of Financial Advisor..............................25
         6.18.    Parent Stock Ownership....................................25
         6.19.    Reorganization............................................25
         6.20.    Vote Required.............................................25

7.       Representations and Warranties of Parent, Merger Sub and
         Merger Grandsub....................................................25
         7.1.     Existence; Good Standing; Corporate Authority.............25
         7.2.     Authorization, Validity and Effect of Agreements..........26
         7.3.     Capitalization............................................26
         7.4.     Subsidiaries..............................................26
         7.5.     No Violation of Law.......................................27
         7.6.     No Conflict...............................................27
         7.7.     SEC Documents.............................................27
         7.8.     Litigation................................................28
         7.9.     Absence of Certain Changes................................28
         7.10.    Taxes.....................................................28
         7.11.    Employee Benefit Plans....................................29

                                      (ii)

         7.12.    Environmental Matters.....................................30
         7.13.    Trademarks, Patents and Copyrights........................31
         7.14.    Insurance.................................................31
         7.15.    No Brokers................................................31
         7.16.    Opinion of Financial Advisor..............................31
         7.17.    Barnickel and Company Stock Ownership.....................31
         7.18.    Reorganization............................................31
         7.19.    Vote Required.............................................31

8.       Covenants..........................................................32
         8.1.     Acquisition Proposals.....................................32
         8.2.     Conduct of the Company and Barnickel's Businesses.........33
         8.2A     Conduct of Parent's Business..............................35
         8.3.     Meetings of Stockholders..................................36
         8.4.     Filings; Other Action.....................................37
         8.5.     Inspection of Records.....................................38
         8.6.     Publicity.................................................38
         8.7.     Registration Statement....................................38
         8.8.     Listing Application.......................................39
         8.9.     Letters of Accountants....................................39
         8.10.    Agreements of Rule 145 Affiliates.........................40
         8.11.    Expenses..................................................40
         8.12.    Indemnification and Insurance.............................41
         8.13.    Certain Benefits..........................................42
         8.14.    Reorganization; Pooling...................................45
         8.15.    Certain Tax Agreements....................................45
         8.16.    Obligations of Merger Sub and Merger Grandsub.............45
         8.17.    Rights Agreement..........................................46
         8.18.    Mutuality of Mergers......................................46

9.       Conditions.........................................................46
         9.1.     Conditions to Each Party's Obligation to Effect the
                    Mergers.................................................46
         9.2.     Conditions to Obligation of the Company to Effect
                    the Company Merger......................................47
         9.3.     Conditions to Obligation of Barnickel to Effect the
                    Barnickel Merger........................................48
         9.4.     Conditions to Obligation of Parent, Merger Sub and
                    Merger Grandsub to Effect the Mergers...................48

10.      Termination........................................................49
         10.1.      Termination by Mutual Consent...........................49
         10.2.      Termination by Parent, Barnickel or the Company.........49

                                     (iii)

         10.3.      Termination by the Company..............................50
         10.4.      Termination by Barnickel................................51
         10.5.      Termination by Parent...................................51
         10.6.      Effect of Termination...................................52
         10.7.      Extension; Waiver.......................................54

11.      General Provisions.................................................55
         11.1.      Nonsurvival of Representations, Warranties and
                    Agreements..............................................55
         11.2.      Notices.................................................55
         11.3.      Assignment; Binding Effect; Benefit.....................56
         11.4.      Entire Agreement........................................57
         11.5.      Amendments..............................................57
         11.6.      Governing Law...........................................57
         11.7.      Counterparts............................................57
         11.8.      Headings................................................58
         11.9.      Interpretation..........................................58
         11.10.     Waivers.................................................58
         11.11.     Incorporation of Exhibits...............................58
         11.12.     Severability............................................58
         11.13.     Enforcement of Agreement................................58
         11.14.     Obligation of Parent....................................58
         11.15.     Subsidiaries............................................59

Exhibits

A.       Form of Custodial Agreement (ss. 1.2)
B.       Form of Certificate of the Company
C.       Form of Certificate of Barnickel
D.       Form of Certificate of Parent

                                      (iv)

                             Index of Defined Terms

                          (Not Part of This Agreement)

1987 Plan ................................................   Section 4.3(e)(i)
1993 Plan ................................................   Section 4.3(e)(i)
Acquisition Proposals ....................................   Section 8.1
Action ...................................................   Section 8.12(a)
Additional Brown Assets ..................................   Section 4.1(b)
Affiliates ...............................................   Section 8.10(a)
Agreement ................................................   Preamble
Antitrust Laws ...........................................   Section 10.6(d)
Articles of Merger .......................................   Section 1.3(a)
Benefit Continuation Period ..............................   Section 8.13(a)
Brown ....................................................   Preamble
Brown Acquisition Proposal ...............................   Section 8.1
Brown Benefit Plans ......................................   Section 6.11
Brown Certificate ........................................   Section 4.2(c)
Brown Common Stock .......................................   Section 4.2(b)
Brown Disclosure Letter ..................................   Section 6
Brown Effective Time .....................................   Section 1.3(a)
Brown Estimate ...........................................   Section 4.1(b)(v)
Brown Exchange Ratio .....................................   Section 4.1(e)
Brown Financial Statements ...............................   Section 6.7
Brown Material Adverse Effect ............................   Section 6.1
Brown Merger .............................................   Recitals
Brown Share Value ........................................   Section 4.1(a)
Brown Surviving Corporation ..............................   Section 1.1(a)
Brown Value ..............................................   Section 4.1(b)
Cause ....................................................   Section 8.13(b)(ii)
Certificate of Merger ....................................   Section 1.3(b)
Certificates .............................................   Section 4.4(b)(i)
Closing ..................................................   Section 1.2
Closing Date .............................................   Section 1.2
Code .....................................................   Recitals
Company ..................................................   Preamble
Company Acquisition Proposal .............................   Section 8.1
Company Benefit Plans ....................................   Section 5.11
Company CEO ..............................................   Section 8.13(b)(ii)
Company Certificate ......................................   Section 4.3(c)
Company Common Stock .....................................   Section 4.3(b)
Company Disclosure Letter ................................   Section 5
Company Effective Time ...................................   Section 1.3(b)
Company Employees ........................................   Section 8.13(d)
Company Exchange Ratio ...................................   Section 4.1(f)

                                       (v)

Company Material Adverse Effect ..........................   Section 5.1
Company Merger ...........................................   Recitals
Company Option ...........................................   Section 4.3(e)(i)
Company Options ..........................................   Section 4.3(e)(i)
Company Permits ..........................................   Section 5.5
Company Reports ..........................................   Section 5.7
Company Rights ...........................................   Section 5.3
Company Rights Agreement .................................   Section 5.3
Company Share Value ......................................   Section 4.1(c)
Company Stock Options Plan ...............................   Section 4.3(e)(i)
Company's Expenses .......................................   Section 8.13(b)(i)
Confidentiality Agreements ...............................   Section 11.4
Continuity Custodian .....................................   Section 1.2
Continuity Fraction ......................................   Section 4.4(b)
Custodial Agreement ......................................   Section 1.2
Delaware Courts ..........................................   Section 11.6
DGCL .....................................................   Section 1.1(b)
Dissenting Stockholders ..................................   Section 4.6(a)
Environmental Law ........................................   Section 5.13(a)
ERISA ....................................................   Section 5.11
Exchange Act .............................................   Section 5.6(b)
Exchange Agent ...........................................   Section 4.4(a)
Exchange Fund ............................................   Section 4.4(a)
Executive and Employment Agreements ......................   Section 8.13(a)
Form S-4 .................................................   Section 8.7(a)
HSR Act ..................................................   Section 5.6(b)
Incentive Plans ..........................................   Section 8.13(b)
Indemnified Parties ......................................   Section 8.12(a)
Indemnified Party ........................................   Section 8.12(a)
Injunction ...............................................   Section 9.4(c)
Interim Bonus Percentage .................................   Section 8.13(b)(ii)
IRS ......................................................   Section 5.11
Letter of Transmittal ....................................   Section 4.4(b)(i)
Liens ....................................................   Section 5.4
Merger Grandsub ..........................................   Preamble
Merger Sub. ..............................................   Preamble
Mergers ..................................................   Recitals
MGBCL ....................................................   Section 1.1(a)
NYSE .....................................................   Section 4.1(d)
Parent ...................................................   Preamble
Parent Benefit Plans .....................................   Section 7.11
Parent Common Stock ......................................   Section 4.2(b)
Parent Material Adverse Effect ...........................   Section 7.1
Parent Preferred Stock ...................................   Section 7.3
Parent Pricing Period ....................................   Section 4.1(d)

                                      (vi)

Parent Reports ..........................................   Section 7.7
Parent Share Value ......................................   Section 4.1(d)
Price Waterhouse ........................................   Section 8.9(a)
Proxy Statement/Prospectus ..............................   Section 8.7(a)
Regulatory Filings ......................................   Section 5.6(b)
retained earnings .......................................   Section 5.7
Rule 145 Affiliates .....................................   Section 8.10
SEC .....................................................   Section 4.3(e)(ii)
Securities Act ..........................................   Section 4.4(d)
Subsidiary ..............................................   Section 11.15
Surviving Corporation ...................................   Section 1.1(b)
tax .....................................................   Section 5.10
taxes ...................................................   Section 5.10
Third Party Provisions ..................................   Section 11.3
Transaction Expenses ....................................   Section 10.6(c)(iii)

                                      (vii)

                          AGREEMENT AND PLAN OF MERGER

          AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of February 25, 1997 among Baker Hughes Incorporated, a Delaware corporation ("Parent"), Baker Hughes Missouri, Inc., a Missouri corporation and a wholly owned subsidiary of Parent ("Merger Sub"), Baker Hughes Delaware, Inc., a Delaware corporation and a wholly owned subsidiary of Merger Sub ("Merger Grandsub"), Petrolite Corporation, a Delaware corporation (the "Company") and Wm. S. Barnickel & Company, a Missouri corporation ("Barnickel").


                                    RECITALS

          WHEREAS, Parent desires to acquire all of the outstanding capital stock of the Company.

          WHEREAS, Barnickel holds approximately 47.1% of the outstanding Company Common Stock (as defined in Section 4.3(b)) and certain other assets that Parent desires to acquire.

          WHEREAS, the parties hereto desire to merge Merger Sub with and into Barnickel (the "Barnickel Merger"), with Barnickel surviving as a wholly owned subsidiary of Parent, pursuant to which each share of Barnickel Common Stock (as defined in Section 4.2(b)) will be converted into the right to receive Parent Common Stock (as defined in Section 4.2(b)), and then to merge Merger Grandsub with and into Company (the "Company Merger", and together with the Barnickel Merger, the "Mergers"), with the Company surviving as a wholly owned subsidiary of Barnickel, pursuant to which each share of Company Common Stock will be converted into the right to receive Parent Common Stock, in each case, as more fully provided for herein.

          WHEREAS, the respective Boards of Directors of Parent, Merger Sub, Merger Grandsub, the Company and Barnickel have determined the Mergers, in the manner contemplated herein, to be desirable and in the best interests of their respective corporations and stockholders and, by resolutions duly adopted, have approved and adopted this Agreement.

          WHEREAS, it is intended that the Mergers provided for herein shall qualify as reorganizations within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), for federal income tax purposes.

          NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                    ARTICLE 1

          1. The Mergers.

          1.1. The Mergers. (a) Subject to the terms and conditions of this Agreement, at the Barnickel Effective Time (as defined in Section 1.3(a)), Merger Sub shall be merged with and into Barnickel in accordance with this Agreement, and the separate corporate existence of Merger Sub shall thereupon cease. Barnickel shall be the surviving corporation in the Barnickel Merger (sometimes hereinafter referred to as the "Barnickel Surviving Corporation"). The Barnickel Merger shall have the effects specified in the General and Business Corporation Law of the State of Missouri (the "MGBCL").

          (b) Subject to the terms and conditions of this Agreement, at the Company Effective Time (as defined in Section 1.3(b)), Merger Grandsub shall be merged with and into the Company in accordance with this Agreement, and the separate corporate existence of Merger Grandsub shall thereupon cease. The Company shall be the surviving corporation in the Company Merger (sometimes hereinafter referred to as the "Surviving Corporation"). The Company Merger shall have the effects specified in the Delaware General Corporation Law (the "DGCL").

          1.2. The Closing. Subject to the terms and conditions of this Agreement, the closing of the Mergers (the "Closing") shall take place (a) at the offices of Baker & Botts, L.L.P., One Shell Plaza, 910 Louisiana, Houston, Texas, at 9:00 a.m., local time, on the first business day immediately following the day on which the last to be fulfilled or waived of the conditions set forth in Article 9 (excluding Section 9.2(d)) shall be fulfilled or waived in accordance herewith or (b) at such other time, date or place as Parent, Barnickel and the Company may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date." At the Closing, Barnickel will enter into an agreement (the "Custodial Agreement") substantially in the form attached hereto as Exhibit A. The Custodial Agreement will name a custodian (the "Continuity Custodian") who will hold shares of Parent Common Stock under the terms of the Custodial Agreement. Custodial Agreement fees shall be paid by the Barnickel Surviving Corporation out of its own funds and no funds will be supplied, directly or indirectly (including through Merger Sub), by Parent for payment of such fees.

          1.3. Effective Times. (a) If all the conditions to the Barnickel Merger set forth in Article 9 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated in accordance with
Article 10, Parent, Merger Sub and Barnickel shall cause articles of merger (the "Articles of Merger") meeting the requirements of sections 351.430 and 351.435 of the MGBCL to be properly executed and filed in accordance with such sections on the Closing Date. The Barnickel Merger shall become effective at the time of filing of the Articles of Merger with the Secretary of State of the State of Missouri in accordance with the MGBCL or at such later time which the parties hereto shall have agreed upon and designated in such filing as the effective time of the Barnickel Merger (the "Barnickel Effective Time").

          (b) If all the conditions to the Company Merger set forth in Article 9 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 10, Parent, Merger Grandsub and the Company shall cause a certificate of merger (the "Certificate of Merger") meeting the requirements of section 251 of the DGCL to be properly executed and filed in accordance with such section on the Closing Date. The Company Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, which shall be immediately after the filing of the Articles of Merger in accordance with Section 1.3(a) hereof, or at such later time which the parties hereto shall have agreed upon and designated in such filing as the effective time of the Company Merger (the "Company Effective Time"), but in any case shall be after the Barnickel Effective Time.


                                    ARTICLE 2

          2. Charter and Bylaws of the Surviving Corporations.

          2.1. Charter. (a) The articles of incorporation of Barnickel in effect immediately prior to the Barnickel Effective Time shall be the articles of incorporation of the Barnickel Surviving Corporation, until duly amended in accordance with applicable law.

          (b) The certificate of incorporation of the Company in effect immediately prior to the Company Effective Time shall be the certificate of incorporation of the Surviving Corporation, until duly amended in accordance with applicable law.

          2.2. Bylaws. (a) The bylaws of Merger Sub in effect immediately prior to the Barnickel Effective Time shall be the bylaws of the Barnickel Surviving Corporation, until duly amended in accordance with applicable law.

          (b) The bylaws of Merger Grandsub in effect immediately prior to the Company Effective Time shall be the bylaws of the Surviving Corporation, until duly amended in accordance with applicable law.


                                    ARTICLE 3

          3. Directors and Officers of the Surviving Corporations.

          3.1. Directors. (a) The directors of Merger Sub immediately prior to the Barnickel Effective Time shall be the directors of the Barnickel Surviving Corporation as of the Barnickel Effective Time.

          (b) The directors of Merger Grandsub immediately prior to the Company Effective Time shall be the directors of the Surviving Corporation as of the Company Effective Time.

          3.2. Officers. (a) The officers of the Merger Sub immediately prior to the Barnickel Effective Time shall be the officers of the Barnickel Surviving Corporation as of the Barnickel Effective Time.

          (b) The officers of the Company immediately prior to the Company Effective Time shall be the officers of the Surviving Corporation as of the Company Effective Time.


                                    ARTICLE 4

          4. Conversion of the Common Stock.

          4.1. Certain Definitions. For purposes of this Article 4, the following terms shall have the following meanings:

          (a) "Barnickel Share Value" shall mean the Barnickel Value (as defined in Section 4.1(b)) divided by the number of shares of Barnickel Common Stock issued and outstanding at the Barnickel Effective Time.

          (b) "Barnickel Value" shall mean the sum of (x) the product of the Company Share Value (as defined in Section 4.1(c)) on the Closing Date multiplied by the number of shares of Company Common Stock owned by Barnickel on the Closing Date (5,337,360 shares as of the date hereof) plus (y) the net after-tax value of the remainder of Barnickel's assets (the "Additional Barnickel Assets") as of the Closing Date. For purposes of calculating the net after-tax value referred to in clause (y) of the first sentence of this Section 4.1(b):

               (i) All cash and cash equivalents will be valued at face value and all investment securities will be valued at their average closing price for the 10 consecutive trading days ending immediately prior to the second trading day prior to the Closing Date, as reported on the principal exchange on which each such investment security trades, less 40% of the aggregate net taxable gain (taking into account taxable losses only to the extent of taxable gains) which would have been realized by Barnickel were it to have sold all such assets at such value on the Closing Date.

               (ii) All other assets will be valued at their book value as recorded on Barnickel's books as of the Closing Date.

               (iii) The book value of the liabilities (excluding deferred income taxes relating to shares of Company Common Stock, cash equivalents and investment securities) of Barnickel as recorded on Barnickel's books as of the Closing Date (including all fees and expenses of financial, legal, tax, accounting and other advisors and any compensation to be paid to directors and officers of Barnickel in connection with this Agreement or otherwise in excess of $950,000) will be deducted from the sum of items (i) and (ii) above. All calculations made pursuant to this Section 4.1(b) shall be made in accordance with generally accepted accounting principles, applied on a consistent basis with prior periods, except as otherwise provided herein.

               (iv) No later than five days prior to the scheduled Closing Date, Barnickel shall deliver to Parent a good faith estimate of the net after-tax value of the Additional Barnickel Assets calculated in accordance with this
Section 4.1(b) (the "Barnickel Estimate"). Barnickel shall permit Parent's independent public accountants and other representatives to observe and participate in the preparation of the Barnickel Estimate and agrees to incorporate to the extent appropriate their input into the determination of the Barnickel Estimate. The net after-tax value of the Additional Barnickel Assets referred to in clause (y) of the first sentence of this Section 4.1(b) shall be based upon the Barnickel Estimate, adjusted as mutually agreed to by Parent and Barnickel, after good faith consultation, to reflect any change in the value of the Additional Barnickel Assets as of, and as computed immediately prior to, the Closing Date and although the Barnickel Surviving Corporation has the right to sell any or all of the Additional Barnickel Assets at any time after the Company Effective Time, any such sales shall not affect the net after-tax value.

          (c) "Company Share Value" shall mean $61.00; provided, however, if subsequent to the date of this Agreement, but prior to the Company Effective Time, Parent or any Subsidiary of Parent purchases any shares of Company Common Stock at a per share price in excess of the Company Share Value, the Company Share Value shall be increased to equal such higher per share price.

          (d) "Parent Share Value" shall mean the average of the per share closing prices of Parent Common Stock as reported on the consolidated transaction reporting system for securities traded on the New York Stock Exchange, Inc. ("NYSE") (as reported in the New York City edition of The Wall Street Journal or, if not reported thereby, another authoritative source) for the ten consecutive trading days ending immediately prior to the second trading day prior to the Closing Date (the "Parent Pricing Period"), appropriately adjusted for any stock splits, reverse stock splits, stock dividends, recapitalizations or other similar transactions.

          (e) "Barnickel Exchange Ratio" shall mean the quotient of the Barnickel Share Value divided by the Parent Share Value (rounded to four decimal places).

          (f) "Company Exchange Ratio" shall mean the quotient of the Company Share Value divided by the Parent Share Value (rounded to four decimal places).

          4.2. Conversion of the Barnickel Stock. (a) At the Barnickel Effective Time, each share of the common stock, $.01 par value per share, of Merger Sub outstanding immediately prior to the Barnickel Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, $100.00 par value per share, of the Barnickel Surviving Corporation.

          (b) At the Barnickel Effective Time, each share of the common stock, $100.00 par value per share (the "Barnickel Common Stock"), of Barnickel issued and outstanding immediately prior to the Barnickel Effective Time (other than shares of Barnickel Common Stock (i) held in Barnickel's treasury, (ii) owned by Parent, Merger Sub or any other wholly owned Subsidiary (as defined in Section 11.15) of Parent or Barnickel or (iii) held by Dissenting Stockholders (as defined in Section 4.6(a)) shall, by virtue of the Barnickel Merger and without any action on the part of the holder thereof, be converted into the right to receive a number of shares of common stock, $1.00 par value per share (the "Parent Common Stock"), of Parent equal to the Barnickel Exchange Ratio.

          (c) As a result of the Barnickel Merger and without any action on the part of the holder thereof, each share of the Barnickel Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder (other than Dissenting Stockholders) of a certificate representing any shares of the Barnickel Common Stock (a "Barnickel Certificate") shall thereafter cease to have any rights with respect to such shares of the Barnickel Common Stock, except the right to receive, without interest, Parent Common Stock and cash for fractional shares of Parent Common Stock in accordance with Sections 4.2(b) and 4.4(e) upon the surrender of such Barnickel Certificate.

          (d) Each share of the Barnickel Common Stock issued and held in Barnickel's treasury, and each share of the Barnickel Common Stock owned by Parent, Merger Sub or any other wholly owned Subsidiary of Parent or Barnickel, shall, at the Barnickel Effective Time and by virtue of the Barnickel Merger, cease to be outstanding and shall be canceled and retired and no stock of Parent or any other consideration shall be delivered in exchange therefor.

          4.3. Conversion of the Company Stock. (a) At the Company Effective Time, each share of the common stock, $.01 par value per share, of Merger Grandsub outstanding immediately prior to the Company Effective Time shall be converted into and become one fully paid and non-assessable share of capital stock, without par value, of the Surviving Corporation.

          (b) At the Company Effective Time, each share of the capital stock, without par value (the "Company Common Stock"), of the Company issued and outstanding immediately prior to the Company Effective Time (other than shares of Company Common Stock (i) held in the Company's treasury or (ii) owned by Parent, Merger Grandsub, Barnickel Surviving Corporation or any other wholly owned Subsidiary of Parent or the Company) shall, by virtue of the Company Merger and without any action on the part of the holder thereof, be converted into the right to receive a number of shares of Parent Common Stock equal to the Company Exchange Ratio.

          (c) As a result of the Company Merger and without any action on the part of the holder thereof, each share of the Company Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate (a "Company Certificate") representing any shares of the Company Common Stock shall thereafter cease to have any rights with respect to such shares of the Company Common Stock, except the right to receive, without interest, Parent Common Stock and cash for fractional shares of Parent Common Stock in accordance with Sections 4.3(b) and 4.4(e) upon the surrender of such Company Certificate.

          (d) Each share of the Company Common Stock issued and held in the Company's treasury, and each share of the Company Common Stock owned by Parent, Merger Grandsub, Barnickel Surviving Corporation or any other wholly owned Subsidiary of Parent or the Company (other than shares issued pursuant to Section 4.3(a)), shall, at the Company Effective Time and, by virtue of the Company Merger, cease to be outstanding and shall, be canceled and retired without payment of any consideration therefor and no stock of Parent or other consideration shall be delivered in exchange therefor.

          (e) (i) At the Company Effective Time, all options (individually, a "Company Option" and collectively, the "Company Options") then outstanding under the Company's 1987 Incentive Stock Option Plan (the "1987 Plan"), 1993 Stock Incentive Option Plan (the "1993 Plan") and the Stock Option Agreement, dated August 11, 1995, between the Company and Paul H. Hatfield (collectively, the "Company Stock Option Plans") shall remain outstanding following the Company Effective Time. At the Company Effective Time, the Company Options shall, by virtue of the Company Merger and without any further action on the part of the Company or the holder of any Company Option, be assumed by Parent in such manner that Parent (i) is a corporation "assuming a stock option in a transaction to which [s]ection 424(a) applied" within the meaning of section 424 of the Code or
(ii) to the extent that section 424 of the Code does not apply to any Company Option, would be such a corporation were section 424 of the Code applicable to such option. Each Company Option assumed by Parent shall be exercisable upon the same terms and conditions as under the applicable Company Stock Option Plan and the applicable option agreement issued thereunder, except that (i) each Company Option shall be exercisable for that whole number of shares of Parent Common Stock (rounded to the nearest whole share) into which the number of shares of the Company Common Stock subject to such Company Option immediately prior to the Company Effective Time would be converted under Section 4.3(b), and (ii) the option price per share of Parent Common Stock shall be an amount equal to the option price per share of Company Common Stock subject to such Company Option in effect immediately prior to the Company Effective Time divided by the Company Exchange Ratio (the price per share, as so determined, being rounded upward to the nearest full cent). Pursuant to Section 2.9 of each of the 1987 Plan and the 1993 Plan and Section 5.8 of the 1993 Plan, all Company Options (as adjusted pursuant to this Section 4.3(e)) granted under such Company Stock Options Plans will immediately become exercisable upon consummation of the Company Merger and will remain exercisable in full for a period of 12 months following consummation of the Company Merger; provided, however, no Company Option granted under the 1987 Plan may be exercised more than 11 years after the date of grant thereof and no Company Option granted under the 1993 Plan may be exercised more than 10 years after the date of grant thereof. Upon the expiration of the aforementioned 12 month period, any unexpired Company Options issued under the 1987 Plan or the 1993 Plan held by holders who continue to be employed by Parent or its Subsidiaries shall, pursuant to the terms of such Company Stock Option Plans, no longer be governed by Section 2.9 thereof, but shall continue to be and become exercisable pursuant to the other provisions of the applicable Company Stock Option Plan and the applicable option agreements issued thereunder.

          (ii) Parent shall take all corporate action necessary to reserve for issuance a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock issuable upon the exercise of the Company Options assumed by Parent pursuant to this Section 4.3(e). From and after the date of this Agreement, except as provided in Section 8.2(f), no additional options shall be granted by the Company or its Subsidiaries under the Company Stock Option Plans or otherwise. As soon as practicable following the Company Effective Time, Parent shall file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-8 covering all shares of Parent Common Stock to be issued upon exercise of the Company Options and shall cause such registration statement to remain effective for as long as there are outstanding any Company Options.

          4.4. Exchange of Certificates Representing Barnickel Common Stock and Company Common Stock. (a) As of the Barnickel Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent, which shall be Parent's transfer agent for the Parent Common Stock or such other party reasonably satisfactory to Barnickel and the Company (the "Exchange Agent"), for the benefit of the holders of shares of Barnickel Common Stock and Company Common Stock, for exchange in accordance with this Article 4, certificates representing the shares of Parent Common Stock and the cash in lieu of fractional shares (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Sections 4.2 and 4.3 and paid pursuant to this Section 4.4 in exchange for outstanding shares of Barnickel Common Stock or Company Common Stock.

          (b) (i) Promptly after the Barnickel Effective Time and the Company Effective Time, respectively, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Barnickel Certificates or Company Certificates (collectively, the "Certificates") (other than to holders of Barnickel Common Stock or Company Common Stock that, pursuant to Sections 4.2(d) and 4.3(d), respectively, are canceled without payment of any consideration therefor): (A) a letter of transmittal (the "Letter of Transmittal") which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent, the Company and Barnickel may reasonably specify and (B) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock and (y) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article 4, after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be canceled; provided, however, that in the case of surrenders of Barnickel Certificates, the Parent Common Stock issued in exchange therefor shall be delivered as set forth in paragraph (ii) of this Section 4.4(b). No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates. In the event of a transfer of ownership of Barnickel Common Stock or Company Common Stock which is not registered in the transfer records of Barnickel or the Company, respectively, a certificate representing the proper number of shares of Parent Common Stock, together with a check for the cash to be paid in lieu of fractional shares, may be issued to such a transferee if the Certificate representing such Barnickel Common Stock or Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

          (ii) Certificates representing shares of Parent Common Stock issued in exchange for Barnickel Certificates shall be delivered to or for the benefit of each of the holders of such Barnickel Certificates as follows:

               (A) a certificate representing a fraction of such shares (rounded up to the next largest share) equal to the Continuity Fraction (as hereinafter defined) shall be delivered to the Continuity Custodian, to be held for the account of such holder pursuant to the terms of the Custodial Agreement; and

               (B) a certificate representing the remainder of such shares shall be delivered to such holder, as specified in the Letter of Transmittal.

          "Continuity Fraction" shall mean the fraction derived by dividing (x) one-half of the total number of shares of Barnickel Common Stock outstanding as of the date of this Agreement by (y) the total number of shares of Barnickel Common Stock so outstanding less the number of shares of Barnickel Common Stock held by Dissenting Stockholders.

          (c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Barnickel Effective Time or the Company Effective Time, as applicable, with respect to Parent Common Stock with a record date after the Barnickel Effective Time or the Company Effective Time, as applicable, shall be paid with respect to the shares to be issued upon conversion of any Certificate until such Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Barnickel Effective Time or the Company Effective Time, as applicable, theretofore payable with respect to such whole shares of Parent Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Barnickel Effective Time or the Company Effective Time, as applicable, but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock, less the amount of any withholding taxes which may be required thereon.

          (d) At or after the Barnickel Effective Time or the Company Effective Time, respectively, there shall be no transfers on the stock transfer books of Barnickel of the shares of Barnickel Common Stock which were outstanding immediately prior to the Barnickel Effective Time and no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Company Effective Time. If, after the Barnickel Effective Time, Barnickel Certificates are presented to the Barnickel Surviving Corporation, or, after the Company Effective Time, Company Certificates are presented to the Surviving Corporation, the presented Certificates shall be canceled and exchanged for certificates for shares of Parent Common Stock and cash in lieu of fractional shares, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article 4. Certificates surrendered for exchange by any person constituting an "affiliate" of Barnickel or the Company for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until Parent has received a written agreement from such person as provided in Section 8.10.

          (e) No fractional shares of Parent Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional share of Parent Common Stock pursuant to Section 4.2(b) or Section 4.3(b), cash adjustments will be paid to holders in respect of any fractional share of Parent Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to such fractional proportion of the Parent Share Value.

          (f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Parent Common Stock) that remains unclaimed by the former stockholders of Barnickel or the Company one year after the Company Effective Time shall be delivered to Parent. Any former stockholders of Barnickel or the Company who have not theretofore complied with this Article 4 shall thereafter look only to Parent for payment of their shares of Parent Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each Certificate such former stockholder holds as determined pursuant to this Agreement.

          (g) None of Parent, the Barnickel Surviving Corporation, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Barnickel Common Stock or Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Barnickel Surviving Corporation or the Surviving Corporation, as the case may be, the posting by such person of a bond in such reasonable amount as the Barnickel Surviving Corporation or the Surviving Corporation, as the case may be, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Parent Common Stock as provided in Section 4.3(c), deliverable in respect thereof pursuant to this Agreement.

          4.5. Adjustment of Company Share Value. In the event that, subsequent to the date of this Agreement but prior to the Company Effective Time, the Company changes the number of shares of Company Common Stock issued and outstanding as a result of a stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, the Company Share Value and other items dependent thereon shall be appropriately adjusted.

          4.6. Dissenting Stockholders. (a) Notwithstanding any provision of this Agreement to the contrary, shares of Barnickel Common Stock that are outstanding immediately prior to the Barnickel Effective Time and that are held by stockholders who (i) shall have filed with Barnickel, prior to or at the meeting of stockholders of Barnickel at which this Agreement will be submitted to a vote, a written objection to the Barnickel Merger, (ii) shall have not voted in favor of the Barnickel Merger and (iii) shall have demanded properly in writing the fair value for such shares of Barnickel Common Stock in accordance with section 351.455 of the MGBCL ("Dissenting Stockholders"), shall not be converted into or represent the right to receive the Parent Common Stock or cash for fractional shares of Parent Common Stock in accordance with Sections 4.2(b) and 4.4(e) but shall become the right to receive payment of the fair value of such shares of Barnickel Common Stock in accordance with the provisions of section 351.455 of the MGBCL, provided, however, that any Dissenting Stockholder who shall have failed to comply with the requirements of Section
351.455 of the MGBCL shall be conclusively presumed to have consented to the Barnickel Merger and shall be bound by the terms thereof and the shares of Barnickel Common Stock held by such Dissenting Stockholder shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Barnickel Effective Time, the right to receive the Parent Common Stock and cash for fractional shares of Parent Common Stock, if any, in accordance with Sections 4.2(b) and 4.4(e), without any interest thereon, upon surrender in the manner provided in Section 4.4(b) of the Barnickel Certificate or Certificates that formerly evidenced such Barnickel Common Stock. The right of a Dissenting Stockholder to be paid the fair value of his or her shares pursuant to Section
351.455 of the MGBCL shall cease if and at such time Barnickel shall abandon the Barnickel Merger. Any payments to Dissenting Stockholders shall be paid by Barnickel Surviving Corporation out of its own funds and no funds will be supplied, directly or indirectly, by Parent for payment to Dissenting Stockholders, nor will Parent directly or indirectly (including through Merger
Sub) reimburse Barnickel Surviving Corporation for any payments to Dissenting Stockholders.

          (b) Barnickel shall give Parent (i) prompt notice and copies of any written objections to this Agreement received by Barnickel, any demands for fair value of shares of Barnickel Common Stock or other instruments served pursuant to the MGBCL and received by Barnickel and withdrawals of such demands and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for fair value under the MGBCL. Barnickel shall not, except with the prior written consent of Parent, make any payment (except to the extent that any such payment is made pursuant to a final, nonappealable court order) with respect to any demands for the fair value of Barnickel Common Stock or offer to settle or settle any such demands.


                                    ARTICLE 5

          5. Representations and Warranties of the Company. Except as set forth in the disclosure letter delivered to Parent concurrently with the execution hereof (the "Company Disclosure Letter") or as disclosed with reasonable specificity in the Company Reports (as defined in Section 5.7), the Company represents and warrants to Parent that:

          5.1. Existence; Good Standing; Corporate Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. The Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined below). The Company has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted.

The copies of the Company's certificate of incorporation and bylaws previously made available to Parent are true and correct and contain all amendments as of the date hereof. As used in this Agreement, the phrase "Company Material Adverse Effect" shall mean a material adverse effect on (a) the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries on a consolidated basis or (b) the ability of the Company to consummate the transactions contemplated by this Agreement.

          5.2. Authorization, Validity and Effect of Agreements. The Company has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. The consummation by the Company of the transactions contemplated hereby has been duly authorized by all requisite corporate action, other than, with respect to the Company Merger, the approval and adoption of this Agreement by the Company's stockholders. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity. The Company has taken all action necessary to render the restrictions set forth in Section 203 of the DGCL inapplicable to this Agreement and the Company Merger.

          5.3. Capitalization. The authorized capital stock of the Company consists of 35,000,000 shares of Company Common Stock and, as of January 3, 1997, there were 11,364,948 shares of Company Common Stock issued and outstanding and 663,100 shares of Company Common Stock reserved for issuance upon exercise of outstanding Company Options. All such issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. One capital stock purchase right (each, a "Company Right") issued pursuant to the Rights Agreement, dated as of March 28, 1994 (the "Company Rights Agreement"), as amended, between the Company and Society National Bank is associated with and attached to each outstanding share of Company Common Stock. As of the date of this Agreement, except as set forth in this Section 5.3 and except for any shares of Company Common Stock issued pursuant to Company Options outstanding as of January 3, 1997, there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other voting securities of the Company or any of its Subsidiaries. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

          5.4. Subsidiaries. Each of the Company's Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or partnership power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have a Company Material Adverse Effect. All of the outstanding shares of capital stock of, or other ownership interests in, each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by the Company free and clear of all liens, pledges, security interests, claims or other encumbrances ("Liens"). Schedule 5.4 to the Company Disclosure Letter sets forth the following information for each Subsidiary of the Company, as applicable: (i) its name and jurisdiction of incorporation or organization; (ii) its authorized capital stock or share capital; and (iii) the number of issued and outstanding shares of capital stock or share capital.

          5.5. No Violation of Law. To the Company's knowledge (as defined in
Section 11.9), neither the Company nor any of its Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which the Company or any of its Subsidiaries or any of their respective properties or assets is subject, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all governmental authorities necessary for the lawful conduct of their respective businesses (the "Company Permits"), except where the failure so to hold would not have a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not have a Company Material Adverse Effect. As of the date of this Agreement, to the knowledge of the Company, no investigation by any governmental authority with respect to the Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not have a Company Material Adverse Effect.

          5.6. No Conflict. (a) Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof, will: (i) conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of the Company; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of the Company or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their properties is bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to the Company or any of its Subsidiaries, except, in the case of matters described in clause (ii) or (iii), as would not have, individually or in the aggregate, a Company Material Adverse Effect.

          (b) Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than (i) the filings provided for in Article 1 and (ii) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act or applicable state securities and "Blue Sky" laws ((i) and (ii) collectively, the "Regulatory Filings"), except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not have a Company Material Adverse Effect.


          5.7. SEC Documents. The Company has made available to Parent each registration statement, report, proxy statement or information statement (other than preliminary materials) filed by the Company with the SEC since October 31, 1995, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the "Company Reports"). As of their respective dates, the Company Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been modified by subsequent filings with the SEC prior to the date hereof. Each of the consolidated balance sheets of the Company included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents the consolidated financial position of the Company and its Subsidiaries as of its date and each of the consolidated statements of income, cash flows and changes in stockholders' equity ("retained earnings") of the Company included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents the results of operations, cash flows or retained earnings, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q of the SEC and (y) normal year-end audit adjustments), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the consolidated balance sheet of the Company and its Subsidiaries at October 31, 1996, including all notes thereto, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of the Company or in the notes thereto prepared in accordance with generally accepted accounting principles consistently applied, other than liabilities or obligations which would not have, individually or in the aggregate, a Company Material Adverse Effect and liabilities and obligations arising in the ordinary course of business since such date.

          5.8. Litigation. There are no actions, suits or proceedings pending against the Company or any of its Subsidiaries or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries, at law or in equity, or before or by any federal or state commission, board, bureau, agency or instrumentality, that are likely to have, individually or in the aggregate, a Company Material Adverse Effect. There are no outstanding judgments, decrees, injunctions, awards or orders against the Company or any of its Subsidiaries that are likely to have, individually or in the aggregate, a Company Material Adverse Effect. Schedule 5.8 of the Company Disclosure Letter contains, as of the date of this Agreement, an accurate and complete list of all actions, suits and proceedings pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries.

          5.9. Absence of Certain Changes. Since October 31, 1996, there has not been (i) any change in the financial condition or business of the Company or its Subsidiaries which has had or is likely to have an adverse effect which is material to the financial condition or business of the Company and its Subsidiaries on a consolidated basis, other than any adverse change resulting from adverse changes in general economic conditions, stock market fluctuations or conditions or adverse changes in or affecting the oil services or specialty chemical industries generally, (ii) any material change by the Company in its accounting methods, principles or practices or its tax methods, practices or elections, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition of any of its securities, except dividends on the Company Common Stock at a rate of not more than $.28 per share per quarter, or
(iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business.

          5.10. Taxes. (a) The Company and its Subsidiaries have (i) duly filed (or there has been filed on their behalf) on a timely basis with appropriate governmental authorities all tax returns, statements, reports, declarations, estimates and forms required to be filed by them, on or prior to the date hereof, except to the extent that any failure to file would not have, individually or in the aggregate, a Company Material Adverse Effect and (ii) duly paid or deposited in full on a timely basis or made adequate provisions in accordance with generally accepted accounting principles (or there has been paid or deposited or adequate provision has been made on their behalf) for the payment of all taxes required to be paid by the Company or its Subsidiaries for all periods ending through the date hereof, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes would not have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)(i) The federal income tax returns of the Company and each of its Subsidiaries have been examined by the IRS (as defined in Section 5.11) (or the applicable statutes of limitation for the assessment of federal income taxes for such periods have expired) for all periods through and including October 31, 1994; (ii) except to the extent being contested in good faith, all material deficiencies asserted as a result of such examinations and any other examinations of the Company and its Subsidiaries by any taxing authority have been paid, fully settled or adequately provided for in the financial statements contained in the Company Reports; (iii) as of the date hereof, neither the Company nor any of its Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any taxes with respect to any tax returns of the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries is a party to any tax sharing or tax indemnity agreement; and (v) neither the Company nor any of its Subsidiaries is a party to an agreement that provides for the payment of any amount that would constitute a "parachute payment" within the meaning of Section 280G of the Code.

          For purposes of this Agreement, "tax" or "taxes" means all net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profits, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, disability, capital stock, or windfall profits taxes, customs duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign).

          5.11. Employee Benefit Plans. Schedule 5.11 of the Company Disclosure Letter contains a list of all material employee benefit plans and other benefit arrangements, including all "employee benefit plans" as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), covering employees of the Company and its Subsidiaries (the "Company Benefit Plans"). True and complete copies of the Company Benefit Plans and, if applicable, the most recent Form 5500 and annual reports for each such plan have been made available to Parent. All applicable reporting and disclosure requirements have been met with respect to the Company Benefit Plans except for any noncompliance that would not result in a material liability to the Company. There has been no "reportable event," as that term is defined in Section 4043 of ERISA, with respect to the Company Benefit Plans subject to Title IV of ERISA, which event is likely to result in a material liability to the Company. To the extent applicable, the Company Benefit Plans comply, in all material respects, with the requirements of ERISA and the Code, and any Company Benefit Plan intended to be qualified under section 401(a) of the Code has been determined by the Internal Revenue Service (the "IRS") to be so qualified. The Company Benefit Plans have been maintained and operated, in all material respects, in accordance with their terms and there is no material liability for breaches of fiduciary duty in connection with the Company Benefit Plans. To the Company's knowledge, there are no pending or anticipated claims against or otherwise involving any Company Benefit Plan and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Company Benefit Plan activities) has been brought against or with respect to any such Company Benefit Plan, except for any of the foregoing which would not have a Company Material Adverse Effect. All material contributions required to be made as of the date hereof to the Company Benefit Plans have been made or provided for. The Company does not maintain or contribute to any material plan or arrangement which provides or has any liability to provide life insurance, medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment and the Company has not represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided. With respect to the Company Benefit Plans or any "employee pension benefit plans," as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Company Effective Time by the Company, its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with the Company or any of its Subsidiaries under Sections 414(b), (c), (m), or (o) of the Code, (i) neither the Company nor any of its Subsidiaries has incurred any direct or indirect liability under title IV of ERISA in connection with any termination thereof or withdrawal therefrom; (ii) there does not exist any accumulated funding deficiency within the meaning of section 412 of the Code or section 302 of ERISA, whether or not waived; and (iii) the actuarial value of the assets equal or exceed the actuarial present value of the benefit liabilities, within the meaning of Section 4041 of ERISA, based upon reasonable actuarial assumptions and asset valuation principles, except, in each case, for any liability or any excise tax which would not have a Company Material Adverse Effect. No prohibited transaction has occurred with respect to any Company Benefit Plan that would result in the imposition of any excise tax or other liability under the Code or ERISA which would have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with the Company or any of its Subsidiaries under Sections 414(b),
(c), (m), or (o) of the Code, contributes to, or has an obligation to contribute to, and has not within six years prior to the Company Effective Time contributed to, or had an obligation to contribute to, a multiemployer plan within the meaning of Section 3(37) of ERISA. The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee.

          5.12. Labor Matters. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. To the Company's knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries.

          5.13. Environmental Matters. To the knowledge of the Company, and except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

          (a) there are not any past or present conditions or circumstances that interfere with the conduct of the business of the Company and each of its Subsidiaries in the manner now conducted or which interfere with compliance with any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation related to human health or the environment ("Environmental Law");

          (b) there are not any past or present conditions or circumstances at, or arising out of, any current or former businesses, assets or properties of the Company or any Subsidiary of the Company, including but not limited to on-site or off-site disposal or release of any chemical substance, product or waste, which may give rise to: (i) liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Law or (ii) claims arising for personal injury, property damage, or damage to natural resources; and

          (c) neither the Company nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under any Environmental Law or relating to the cleanup of any hazardous materials contamination.

          5.14. Trademarks, Patents and Copyrights. Except as previously disclosed to Parent in writing, to the knowledge of the Company, the Company and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights and proprietary information used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights would not have, individually or in the aggregate, a Company Material Adverse Effect, and to the knowledge of the Company, there are no assertions or claims challenging the validity of any of the foregoing which are likely to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the conduct of the Company's and its Subsidiaries' respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others in any way likely to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, there is no material infringement of any proprietary right owned by or licensed by or to the Company or any of its Subsidiaries which is likely to have, individually or in the aggregate, a Company Material Adverse Effect.

          5.15. Insurance. The Company has previously delivered to Parent a schedule listing the officers' and directors' liability insurance policies, primary and excess casualty insurance policies providing coverage for bodily injury and property damage to third parties, including products liability and completed operations coverage, and worker's compensation insurance policies maintained by the Company and its Subsidiaries. The Company and its Subsidiaries maintain insurance coverage reasonably adequate for the operation of their respective businesses (taking into account the cost and availability of such insurance).

          5.16. No Brokers. The Company has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company or Parent to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that the Company has retained Goldman, Sachs & Co. as its financial advisor and A.G. Edwards & Sons, Inc. as financial advisor to the Special Committee to the Company's board of directors, the arrangements with which have been disclosed in writing to Parent prior to the date hereof.

          5.17. Opinion of Financial Advisor. The Company has received (a) the opinion of Goldman, Sachs & Co. to the effect that, as of the date thereof, the Company Exchange Ratio is fair to the holders of the Company Common Stock (other than Barnickel) and (b) the opinion of A.G. Edwards & Sons, Inc. to the effect that, as of the date thereof, the Company Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock (other than Barnickel); it being understood and acknowledged by Parent that such opinions have been rendered for the benefit of the Board of Directors of the Company, and are not intended to, and may not, be relied upon by Parent, its affiliates or their respective Subsidiaries.

          5.18. Parent Stock Ownership. Neither the Company nor any of its Subsidiaries owns any shares of Parent Common Stock or other securities convertible into or otherwise exercisable to acquire Parent Common Stock.

          5.19. Reorganization. To the Company's knowledge, neither the Company nor any of its stockholders has taken or failed to take any action, as a result of which the Company Merger would not qualify as a reorganization within the meaning of section 368(a) of the Code (and comparable provisions of applicable state or local law).

          5.20. Vote Required. Except as provided by Section 9.2(c), the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of Company capital stock necessary to approve this Agreement and the transactions contemplated hereby.

          5.21. Amendment to the Company Rights Agreement. The Board of Directors of the Company has resolved to amend the Company Rights Agreement so that none of the execution and delivery of this Agreement, the conversion of shares of Company Common Stock and Barnickel Common Stock into the right to receive Parent Common Stock in accordance with Article 4 of this Agreement, and the consummation of the Company Merger and the Barnickel Merger or any other transaction contemplated hereby will cause (i) the Company Rights to become exerciseable under the Company Rights Agreement, (ii) Barnickel, Parent or any of its Subsidiaries to be deemed an "Acquiring Person" (as defined in the Company Rights Agreement), (iii) any such event to be deemed a "flip-over transaction or event" or (iv) the "Stock Acquisition Date" or the "Distribution Date" (each as defined in the Company Rights Agreement) to occur upon any such event, and so that the "Expiration Date" (as defined in the Company Rights Agreement) of the Company Rights will occur immediately prior to the Barnickel Effective Time. The Company has delivered to Parent a true and complete copy of the Company Rights Agreement, as amended to date.


                                    ARTICLE 6

          6. Representations and Warranties of Barnickel. Except as set forth in the disclosure letter delivered to Parent concurrently with the execution hereof (the "Barnickel Disclosure Letter"), Barnickel represents and warrants to Parent that:

          6.1. Existence; Good Standing; Corporate Authority. Barnickel is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Barnickel is duly qualified to do business as a foreign corporation and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified would not have, individually or in the aggregate, a Barnickel Material Adverse Effect (as defined below). Barnickel has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of Barnickel's articles of incorporation and bylaws previously made available to Parent are true and correct and contain all amendments as of the date hereof. As used in this Agreement, the phrase "Barnickel Material Adverse Effect" shall mean a material adverse effect on (a) the business, condition (financial or otherwise) or results of operations of Barnickel or (b) the ability of Barnickel to consummate the transactions contemplated by this Agreement.

          6.2. Authorization, Validity and Effect of Agreements. Barnickel has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. The consummation by Barnickel of the transactions contemplated hereby has been duly authorized by all requisite corporate action, other than, with respect to the Barnickel Merger, the approval and adoption of this Agreement by Barnickel's stockholders. This Agreement constitutes the valid and legally binding obligation of Barnickel, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

          6.3. Capitalization. The authorized capital stock of Barnickel consists of 8,800 shares of Barnickel Common Stock and, as of December 31, 1996 and the date hereof, there were 8,800 shares of Barnickel Common Stock issued and outstanding. All such issued and outstanding shares of Barnickel Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in this
Section 6.3, there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate Barnickel to issue, transfer or sell any shares of capital stock or other voting securities of Barnickel. Barnickel has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Barnickel on any matter.

          6.4. Subsidiaries. Barnickel has no Subsidiaries. As of the date of this Agreement, Barnickel owns beneficially 5,337,360 shares of Company Common Stock, free and clear of all Liens. As of October 31, 1970, Barnickel was the sole beneficial owner of 667,170 shares of Company Common Stock, and the only change in Barnickel's ownership of Company Common Stock since such date has been receipt of shares as a result of three two-for-one stock splits.

          6.5. No Violation of Law. To Barnickel's knowledge, Barnickel is not in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which Barnickel or any of its properties or assets is subject, except as would not have, individually or in the aggregate, a Barnickel Material Adverse Effect.

          6.6. No Conflict. (a) Neither the execution and delivery by Barnickel of this Agreement nor the consummation by Barnickel of the transactions contemplated hereby in accordance with the terms hereof, will: (i) conflict with or result in a breach of any provisions of the articles of incorporation or bylaws of Barnickel; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Barnickel under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Barnickel under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Barnickel is a party, or by which Barnickel or any of its properties is bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Barnickel, except, in the case of matters described in clause (ii) or (iii), as would not have, individually or in the aggregate, a Barnickel Material Adverse Effect.

          (b) Neither the execution and delivery by Barnickel of this Agreement nor the consummation by Barnickel of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than Regulatory Filings, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not have a Barnickel Material Adverse Effect.

          6.7. Financial Statements. Barnickel has made available to Parent its audited balance sheets at October 31, 1996 and 1995 and audited statements of income, retained earnings and cash flows for the years then ended (the foregoing financial statements being collectively referred to herein as the "Barnickel Financial Statements"). The Barnickel Financial Statements are complete and correct in all material respects. Each of the balance sheets of Barnickel included in Barnickel Financial Statements (including the related notes and schedules) fairly presents the financial position of Barnickel as of its date and each of the statements of income, retained earnings and cash flows of Barnickel included in the Barnickel Financial Statements (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of Barnickel for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the balance sheet of Barnickel at October 31, 1996, including all notes thereto, Barnickel has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of Barnickel or in the notes thereto prepared in accordance with generally accepted accounting principles consistently applied, other than liabilities or obligations which would not have, individually or in the aggregate, a Barnickel Material Adverse Effect and liabilities and obligations arising in the ordinary course of business since such date.

          6.8. Litigation. Except as disclosed in the Barnickel Financial Statements, there are no actions, suits or proceedings pending against Barnickel or, to Barnickel's knowledge, threatened against Barnickel, at law or in equity, or before or by any federal or state commission, board, bureau, agency or instrumentality, that are likely to have, individually or in the aggregate, a Barnickel Material Adverse Effect. There are no outstanding judgments, decrees, injunctions, awards or orders against Barnickel that are likely to have, individually or in the aggregate, a Barnickel Material Adverse Effect. Schedule
6.8 of the Barnickel Disclosure Letter contains, as of the date of this Agreement, an accurate and complete list of all actions, suits and proceedings pending or, to the knowledge of Barnickel, threatened against Barnickel.

          6.9. Absence of Certain Changes. Since October 31, 1996, there has not been (i) any change in the financial condition or business of Barnickel which has had or is likely to have an adverse effect which is material to the financial condition or business of Barnickel, other than any adverse change resulting from adverse changes in general economic conditions or stock market fluctuations, (ii) any material change by Barnickel in its accounting methods, principles or practices or its tax methods, practices or elections, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Barnickel or any redemption, purchase or other acquisition of any of its securities, except dividends on the Barnickel Common Stock disclosed in the Barnickel Disclosure Letter and dividends after the date hereof permitted by Section 8.2, or (iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business.

          6.10. Taxes. (a) Barnickel has (i) duly filed (or there has been filed on its behalf) on a timely basis with appropriate governmental authorities all tax returns, statements, reports, declarations, estimates and forms required to be filed by it, on or prior to the date hereof, except to the extent that any failure to file would not have, individually or in the aggregate, a Barnickel Material Adverse Effect and (ii) duly paid or deposited in full on a timely basis or made adequate provisions in accordance with generally accepted accounting principles (or there has been paid or deposited or adequate provision has been made on its behalf) for the payment of all taxes required to be paid by Barnickel for all periods ending through the date hereof, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes would not have, individually or in the aggregate, a Barnickel Material Adverse Effect.

          (b)(i) The federal income tax returns of Barnickel have been examined by the IRS (or the applicable statutes of limitation for the assessment of federal income taxes for such periods have expired) for all periods through and including October 31, 1993; (ii) except to the extent being contested in good faith, all material deficiencies asserted as a result of such examinations and any other examinations of Barnickel by any taxing authority have been paid fully, settled or adequately provided for in the Barnickel Financial Statements;
(iii) as of the date hereof, Barnickel has not granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any taxes with respect to any tax returns of Barnickel; (iv) Barnickel is not a party to any tax sharing or tax indemnity agreement; and (v) Barnickel is not a party to an agreement which provides for the payment of any amount that would constitute a "parachute payment" within the meaning of Section 280G of the Code.

          6.11. Employee Benefit Plans. Schedule 6.11 of the Barnickel Disclosure Letter contains a list of all material employee benefit plans and other benefit arrangements, including all "employee benefit plans" as defined in ERISA, covering employees of Barnickel (the "Barnickel Benefit Plans"). True and complete copies of the Barnickel Benefit Plans and, if applicable, the most recent Form 5500 and annual reports for each such plan have been made available to Parent. All applicable reporting and disclosure requirements have been met with respect to the Barnickel Benefit Plans except for any noncompliance that would not result in a material liability to Barnickel. There has been no "reportable event," as that term is defined in Section 4043 of ERISA, with respect to the Barnickel Benefit Plans subject to Title IV of ERISA, which event is likely to result in a material liability to Barnickel. To the extent applicable, the Barnickel Benefit Plans comply, in all material respects, with the requirements of ERISA and the Code, and any Barnickel Benefit Plan intended to be qualified under section 401(a) of the Code has been determined by the IRS to be so qualified. The Barnickel Benefit Plans have been maintained and operated, in all material respects, in accordance with their terms and there is no material liability for breaches of fiduciary duty in connection with the Barnickel Benefit Plans. To Barnickel's knowledge, there are no pending or anticipated material claims against or otherwise involving any Barnickel Benefit Plan and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Barnickel Benefit Plan activities) has been brought against or with respect to any such Barnickel Benefit Plan, except for any of the foregoing which would not have a Barnickel Material Adverse Effect. All material contributions required to be made as of the date hereof to Barnickel Benefit Plans have been made or provided for. Barnickel does not maintain or contribute to any material plan or arrangement which provides or has any liability to provide life insurance, medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment and Barnickel has not represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided. With respect to the Barnickel Benefit Plans or any "employee pension benefit plans," as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Barnickel Effective Time by Barnickel or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Barnickel under Sections 414(b), (c), (m), or (o) of the Code, (i) Barnickel has not incurred any direct or indirect liability under title IV of ERISA in connection with any termination thereof or withdrawal therefrom; (ii) there does not exist any accumulated funding deficiency within the meaning of section 412 of the Code or section 302 of ERISA, whether or not waived; and (iii) the actuarial value of the assets equal or exceed the actuarial present value of the benefit liabilities, within the meaning of
Section 4041 of ERISA, based upon reasonable actuarial assumptions and asset valuation principles, except, in each case, for any liability or any excise tax which would not have a Barnickel Material Adverse Effect. No prohibited transaction has occurred with respect to any Barnickel Benefit Plan that would result in the imposition of any excise tax or other liability under the Code or ERISA which would have a Barnickel Material Adverse Affect. Neither Barnickel nor any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Barnickel under Sections 414(b), (c), (m), or (o) of the Code, contributes to, or has an obligation to contribute to, and has not within six years prior to the Barnickel Effective Time contributed to, or had an obligation to contribute to, a multiemployer plan within the meaning of Section 3(37) of ERISA. The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee.

          6.12. Labor Matters. Barnickel is not a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. To Barnickel's knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Barnickel.

          6.13. Environmental Matters. To the knowledge of Barnickel, and except as would not have, individually or in the aggregate, a Barnickel Material Adverse Effect:

          (a) there are not any past or present conditions or circumstances that interfere with the conduct of the business of Barnickel in the manner now conducted or which interfere with compliance with any order of any court, governmental authority or arbitration board or tribunal, or any Environmental Law;

          (b) there are not any past or present conditions or circumstances at, or arising out of, any current or former businesses, assets or properties of Barnickel, including but not limited to on-site or off-site disposal or release of any chemical substance, product or waste, which may give rise to: (i) liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Law or (ii) claims arising for personal injury, property damage, or damage to natural resources; and


          (c) Barnickel has not (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or
(ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under any Environmental Law or relating to the cleanup of any hazardous materials contamination.

          6.14. Trademarks, Patents and Copyrights. Except as previously disclosed to Parent in writing, to the knowledge of the Barnickel, Barnickel owns or possesses adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights and proprietary information used or held for use in connection with its business as currently being conducted, except where the failure to own or possess such licenses and other rights would not have, individually or in the aggregate, a Barnickel Material Adverse Effect, and to the knowledge of Barnickel, there are no assertions or claims challenging the validity of any of the foregoing which are likely to have, individually or in the aggregate, a Barnickel Material Adverse Effect. To the knowledge of Barnickel, the conduct of Barnickel's business as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others in any way likely to have, individually or in the aggregate, a Barnickel Material Adverse Effect. To the knowledge of Barnickel, there is no material infringement of any proprietary right owned by or licensed by or to Barnickel which is likely to have, individually or in the aggregate, a Barnickel Material Adverse Effect.

          6.15. Insurance. Barnickel has previously delivered to Parent a schedule listing the officers' and directors' liability insurance policies, primary and excess casualty insurance policies providing coverage for bodily injury and property damage to third parties, including products liability and completed operations coverage, and worker's compensation insurance policies maintained by the Barnickel. Barnickel maintains insurance coverage reasonably adequate for the operation of its business (taking into account the cost and availability of such insurance).

          6.16. No Brokers. Barnickel has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Barnickel or Parent to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Barnickel has retained Morgan Stanley & Co. Incorporated as its financial advisor, the arrangements with which have been disclosed in writing to Parent prior to the date hereof.

          6.17. Opinion of Financial Advisor. Barnickel has received the opinion of Morgan Stanley & Co. Incorporated, to the effect that, as of the date thereof, the Barnickel Exchange Ratio is fair, from a financial point of view, to the holders of Barnickel Common Stock; it being understood and acknowledged by Parent that such opinion has been rendered for the benefit of the Board of Directors of Barnickel, and is not intended to, and may not, be relied upon by Parent, its affiliates or their respective Subsidiaries.

          6.18. Parent Stock Ownership. Barnickel owns no shares of Parent Common Stock or any other securities convertible into or otherwise exercisable to acquire Parent Common Stock.

          6.19. Reorganization. To Barnickel's knowledge, neither Barnickel nor any of its stockholders has taken or failed to take any action, as a result of which the Barnickel Merger or the Company Merger would not qualify as a reorganization within the meaning of section 368(a) of the Code (and comparable provisions of applicable state or local law).

          6.20. Vote Required. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Barnickel Common Stock is the only vote of the holders of any class or series of Barnickel capital stock necessary to approve this Agreement and the transactions contemplated hereby.


                                    ARTICLE 7

          7. Representations and Warranties of Parent, Merger Sub and Merger Grandsub. Except as disclosed with reasonable specificity in the Parent Reports (as defined in Section 7.7), Parent, Merger Sub and Merger Grandsub, jointly and severally, represent and warrant to each of the Company and Barnickel that:

          7.1. Existence; Good Standing; Corporate Authority. Parent, Merger Sub and Merger Grandsub are corporations duly incorporated, validly existing and in good standing under the laws of their respective jurisdictions of incorporation. Parent is duly qualified to do business as a foreign corporation and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of Parent's certificate of incorporation and bylaws previously made available to the Company and Barnickel are true and correct and contain all amendments as of the date hereof. As used in this Agreement, the phrase "Parent Material Adverse Effect" shall mean a material adverse effect on (a) the business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries on a consolidated basis or (b) the ability of Parent,

Merger Sub or Merger Grandsub to consummate the transactions contemplated by this Agreement.

          7.2. Authorization, Validity and Effect of Agreements. Each of Parent, Merger Sub and Merger Grandsub has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. The consummation by Parent, Merger Sub and Merger Grandsub of the transactions contemplated hereby including the issuance and delivery by Parent of shares of Parent Common Stock pursuant to the Mergers has been duly authorized by all requisite corporate action other than, if required by the rules of the NYSE, approval of the issuance of the shares of Parent Common Stock pursuant to the Mergers contemplated hereby by Parent's stockholders. This Agreement constitutes the valid and legally binding obligation of each of Parent, Merger Sub and Merger Grandsub, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

          7.3. Capitalization. The authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock and 15,000,000 shares of preferred stock, par value $1.00 per share, of Parent ("Parent Preferred Stock"), and, as of December 27, 1996, there were 145,175,748 shares of Parent Common Stock issued and outstanding and no shares of Parent Preferred Stock issued and outstanding. All such issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. The shares of Parent Common Stock to be issued in connection with the Mergers, when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable. As of the date of this Agreement, except as set forth in this Section 7.3 and except for any shares of Parent Common Stock issued pursuant to plans described in the Parent Reports (as defined in Section 7.7), there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Parent or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other voting securities of Parent or any of its Subsidiaries. Parent has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter except as described in the Parent Reports.

          7.4. Subsidiaries. (a) Each of Parent's Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or partnership power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have a Parent Material Adverse Effect.

          (b) All of the outstanding shares of capital stock of Merger Sub are owned directly by Parent and all of the outstanding shares of capital stock of Merger Grandsub are owned directly by Merger Sub. Each of Merger Sub and Merger Grandsub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any activities other than in connection with the transactions contemplated by this Agreement.

          7.5. No Violation of Law. To Parent's knowledge, neither Parent nor any of its Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which Parent or any of its Subsidiaries or any of their respective properties or assets is subject, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

          7.6. No Conflict. (a) Neither the execution and delivery by Parent, Merger Sub and Merger Grandsub of this Agreement, nor the consummation by Parent, Merger Sub and Merger Grandsub of the transactions contemplated hereby in accordance with the terms hereof, will: (i) conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Parent, Merger Sub or Merger Grandsub; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Parent or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Parent or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries or any of their properties is bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Parent or any of its Subsidiaries, except, in the case of matters described in clause (ii) or (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b) Neither the execution and delivery by Parent, Merger Sub or Merger Grandsub of this Agreement nor the consummation by Parent, Merger Sub or Merger Grandsub of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than Regulatory Filings, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not have a Parent Material Adverse Effect.

          7.7. SEC Documents. Parent has made available to the Company each registration statement, report, proxy statement or information statement (other than preliminary materials) filed by Parent with the SEC since September 30, 1995, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the "Parent Reports"). As of their respective dates, the Parent Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been modified by subsequent filings with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents the consolidated financial position of Parent and its Subsidiaries as of its date and each of the consolidated statements of income, cash flows and retained earnings included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents the results of operations, cash flows or retained earnings, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q of the SEC and (y) normal year-end audit adjustments), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the consolidated balance sheet of Parent and its Subsidiaries at September 30, 1996, including all notes thereto, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of Parent or in the notes thereto prepared in accordance with generally accepted accounting principles consistently applied, other than liabilities or obligations which would not have, individually or in the aggregate, a Parent Material Adverse Effect and liabilities and obligations arising in the ordinary course of business since such date.

          7.8. Litigation. There are no actions, suits or proceedings pending against Parent or any of its Subsidiaries or, to Parent's knowledge, threatened against Parent or any of its Subsidiaries, at law or in equity, or before or by any federal or state commission, board, bureau, agency or instrumentality, that are likely to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no outstanding judgments, decrees, injunctions, awards or orders against Parent or any of its Subsidiaries that would have, individually or the in aggregate, a Parent Material Adverse Effect.

          7.9. Absence of Certain Changes. Since October 31, 1996, there has not been (i) any change in the financial condition or business of Parent or its Subsidiaries which has had or is likely to have an adverse effect which is material to the financial condition or business of Parent and its Subsidiaries, other than any adverse change resulting from adverse changes in general economic conditions, stock market fluctuations or conditions or adverse changes in or affecting the oilfield service and process industries generally, (ii) any material change by Parent in its accounting methods, principles or practices or its tax methods, practices or elections, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Parent or any redemption, purchase or other acquisition of any of its securities, except dividends on the Parent Common Stock at a rate of not more than $0.115 per share per quarter, or (iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business.

          7.10. Taxes. (a) Parent and its Subsidiaries have (i) duly filed (or there has been filed on their behalf) on a timely basis with appropriate governmental authorities all tax returns, statements, reports, declarations, estimates and forms required to be filed by them, on or prior to the date hereof, except to the extent that any failure to file would not have, individually or in the aggregate, a Parent Material Adverse Effect and (ii) duly paid or deposited in full on a timely basis or made adequate provisions in accordance with generally accepted accounting principles (or there has been paid or deposited or adequate provision has been made on their behalf) for the payment of all taxes required to be paid by Parent or its Subsidiaries for all periods ending through the date hereof, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes would not have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)(i) The federal income tax returns of Parent and each of its Subsidiaries have been examined by the IRS (or the applicable statutes of limitation for the assessment of federal income taxes for such periods have expired) for all periods through and including September 30, 1991; (ii) except to the extent being contested in good faith, all material deficiencies asserted as a result of such examinations and any other examinations of Parent and its Subsidiaries by any taxing authority have been paid fully, settled or adequately provided for in the financial statements contained in the Parent Reports; (iii) as of the date hereof, neither Parent nor any of its Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any taxes with respect to any tax returns of Parent or any of its Subsidiaries except that Parent and its Subsidiaries have agreed to extend the applicable Federal statutory period of limitations to January 31, 1998 for the fiscal years ended September 26, 1992 and October 2, 1993; and (iv) neither Parent nor any of its Subsidiaries is a party to any tax sharing or tax indemnity agreement.

          7.11. Employee Benefit Plans. True and complete copies of all material employee benefit plans and other benefit arrangements, including all "employee benefit plans" as defined in ERISA, covering employees of Parent and its Subsidiaries (the "Parent Benefit Plans") and, if applicable, the most recent Form 5500 and annual reports for each such plan have been made available to each of the Company and Barnickel. All applicable reporting and disclosure requirements have been met with respect to the Parent Benefit Plans except for any noncompliance that would not result in a material liability to Parent. There has been no material "reportable event," as that term is defined in Section 4043 of ERISA, with respect to the Parent Benefit Plans subject to Title IV of ERISA, which event is likely to result in a material liability to Parent. To the extent applicable, the Parent Benefit Plans comply, in all material respects, with the requirements of ERISA and the Code, and any Parent Benefit Plan intended to be qualified under section 401(a) of the Code has been determined by the IRS to be so qualified. The Parent Benefit Plans have been maintained and operated, in all material respects, in accordance with their terms and there is no material liability for breaches of fiduciary duty in connection with the Parent Benefit Plans. To Parent's knowledge, there are no pending or anticipated claims against or otherwise involving any Parent Benefit Plan and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Parent Benefit Plan activities) has been brought against or with respect to any such Parent Benefit Plan, except for any of the foregoing which would not have a Parent Material Adverse Effect. All material contributions required to be made as of the date hereof to the Parent Benefit Plans have been made or provided for. Parent does not maintain or contribute to any material plan or arrangement which provides or has any liability to provide life insurance, medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment and Parent has not represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided. With respect to the Parent Benefit Plans or any "employee pension benefit plans," as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Company Effective Time by Parent, its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Parent or any of its Subsidiaries under Sections 414(b), (c), (m), or (o) of the Code, (i) neither Parent nor any of its Subsidiaries has incurred any direct or indirect liability under title IV of ERISA in connection with any termination thereof or withdrawal therefrom; (ii) there does not exist any accumulated funding deficiency within the meaning of section 412 of the Code or section 302 of ERISA, whether or not waived; and (iii) the actuarial value of the assets equal or exceed the actuarial present value of the benefit liabilities, within the meaning of
Section 4041 of ERISA, based upon reasonable actuarial assumptions and asset valuation principles, except, in each case, for any liability or any exercise tax which would not have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Parent or any of its Subsidiaries under Sections 414(b), (c), (m), or (o) of the Code, contributes to, or has an obligation to contribute to, and has not within six years prior to the Company Effective Time contributed to, or had an obligation to contribute to, a multiemployer plan within the meaning of Section 3(37) of ERISA. No prohibited transaction has occurred with respect to any Parent Benefit Plan that would result in the imposition of any excise tax or other liability under the Code or ERISA which would have a Parent Material Adverse Effect. The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee.

          7.12. Environmental Matters. To the knowledge of Parent, and except as would not have, individually or in the aggregate, a Parent Material Adverse
Effect:

          (a) there are not any past or present conditions or circumstances that interfere with the conduct of the business of Parent and each of its Subsidiaries in the manner now conducted or which interfere with compliance with any order of any court, governmental authority or arbitration board or tribunal, or any Environmental Law;

          (b) there are not any past or present conditions or circumstances at, or arising out of, any current or former businesses, assets or properties of Parent or any Subsidiary of Parent, including but not limited to on-site or off-site disposal or release of any chemical substance, product or waste, which may give rise to: (i) liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Law or (ii) claims arising for personal injury, property damage, or damage to natural resources; and

          (c) neither Parent nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under any Environmental Law or relating to the cleanup of any hazardous materials contamination.

          7.13. Trademarks, Patents and Copyrights. Except as previously disclosed to the Company and Barnickel in writing, to the knowledge of Parent, Parent and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights and proprietary information used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights would not have, individually or in the aggregate, a Parent Material Adverse Effect, and to the knowledge of Parent, there are no assertions or claims challenging the validity of any of the foregoing which are likely to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, the conduct of Parent's and its Subsidiaries' respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others in any way likely to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of the Parent, there is no material infringement of any proprietary right owned by or licensed by or to Parent or any of its Subsidiaries which is likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

          7.14. Insurance. Parent and its Subsidiaries maintain insurance coverage reasonably adequate for the operation of their respective businesses (taking into account the cost and availability of such insurance).

          7.15. No Brokers. Parent has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company, Barnickel or Parent to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Parent has retained Merrill Lynch & Co. as its financial advisor, the arrangements with which have been disclosed in writing to the Company and Barnickel prior to the date hereof.

          7.16. Opinion of Financial Advisor. Parent has received the opinion of Merrill Lynch & Co. to the effect that, as of the date thereof, the consideration to be paid by Parent pursuant to the Mergers is fair to Parent from a financial point of view.

          7.17. Barnickel and Company Stock Ownership. Neither Parent nor any of its Subsidiaries owns any shares of capital stock of the Company or of Barnickel or any other securities convertible into capital stock of Barnickel or of the Company.

          7.18. Reorganization. To Parent's knowledge, neither Parent nor any of its stockholders has taken or failed to take any action, as a result of which the Company Merger or the Barnickel Merger would not qualify as a reorganization within the meaning of section 368(a) of the Code (and comparable provisions of applicable state or local law).

          7.19. Vote Required. No vote of the holders of any class or series of Parent capital stock is necessary to approve the issuance of Parent Common Stock pursuant to this Agreement and the transactions contemplated hereby unless the rules of the NYSE require the vote of Parent stockholders as a result of the aggregate number of shares of Parent Common Stock to be issued in the Mergers.


                                    ARTICLE 8

          8. Covenants.

          8.1. Acquisition Proposals. (a) Each of the Company and Barnickel agrees that (i) prior to the Company Effective Time, neither it nor any of its Subsidiaries shall, and each of them shall not knowingly permit any of its officers, directors, employees, agents or representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to, solicit or encourage (including by way of furnishing material non-public information), directly or indirectly, any inquiry, proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a tender offer, merger, consolidation or similar transaction involving, or any purchase of 20% or more of the assets on a consolidated basis or 20% or more of the capital stock of, the Company (any such proposal or offer being hereinafter referred to as a "Company Acquisition Proposal") or Barnickel (any such proposal or offer being hereinafter referred to as a "Barnickel Acquisition Proposal" and, collectively with a Company Acquisition Proposal, "Acquisition Proposals") or engage in any negotiations concerning an Acquisition Proposal; and (ii) it will immediately cease and cause to be terminated any existing negotiations with any parties conducted heretofore with respect to any of the foregoing; provided that nothing contained in this Agreement shall prevent the Company, Barnickel or their respective Board of Directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Company Acquisition Proposal or a Barnickel Acquisition Proposal, as the case may be, or (B) providing information (pursuant to a confidentiality agreement in reasonably customary form) to or engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide Acquisition Proposal that is superior to the Company Merger or the Barnickel Merger, as the case may be, and is reasonably capable of being financed, if the Board of Directors of the Company or the Board of Directors of Barnickel, as the case may be, after consultation with such party's outside legal counsel, determines that the failure to do so would be inconsistent with its fiduciary obligations.

          (b) Prior to taking any action referred to in Section 8.1(a), if the Company or Barnickel intends to participate in any such discussions or negotiations or provide any such information to any such third party, the Company or Barnickel, as the case may be, shall give reasonable prior notice to Parent of each such action. The Company or Barnickel, as the case may be, will promptly notify Parent of any such requests for such information or the receipt of any Acquisition Proposal, including the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Acquisition Proposal, and the material terms and conditions of any Acquisition Proposal.

          (c) Nothing in this Section 8.1 shall permit the Company or Barnickel to enter into any agreement with respect to an Acquisition Proposal during the term of this Agreement, it being agreed that during the term of this Agreement, neither the Company nor Barnickel shall enter into any agreement with any person that provides for, or in any way facilitates, an Acquisition Proposal, other than a confidentiality agreement in reasonably customary form.

          8.2. Conduct of the Company and Barnickel's Businesses. Prior to the Company Effective Time, except as set forth in the Company Disclosure Letter or the Barnickel Disclosure Letter or as contemplated by any other provision of this Agreement, unless the other parties have consented in writing thereto, each of the Company and Barnickel:

          (a) shall, and shall cause each of their respective Subsidiaries to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted;

          (b) shall use their best efforts, and shall cause each of their respective Subsidiaries to use its best efforts, to preserve intact their business organizations and goodwill, keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them;

          (c) shall not amend their certificate or articles of incorporation or bylaws;

          (d) shall promptly notify the other parties of any material change in its condition (financial or otherwise) or business or any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach in any material respect of any representation or warranty contained herein;

          (e) shall promptly deliver to the other parties true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement;

          (f) shall not (i) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof, or referred to in clause (ii) below and disclosed pursuant to this Agreement, issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof, (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock except, in the case of the Company, the automatic awards to non-employee directors pursuant to Article V of the 1993 Plan, (iii) increase any compensation or enter into or amend any employment agreement with any of its present or future officers or directors, except for normal increases consistent with past practice and the payment of cash bonuses to officers pursuant to and consistent with
Section 8.13(e) hereof, or (iv) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans;

          (g) shall not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or
(ii) redeem, purchase or otherwise acquire any shares of its capital stock or, in the case of the Company, capital stock of any of its Subsidiaries, or make any commitment for any such action, except (x) in the case of the Company, for the declaration and payment of regular, quarterly dividends, consistent with past practice, not to exceed $0.28 per share of Company Common Stock per quarter and (y) in the case of Barnickel, except for the declaration and payment of cash dividends consistent with past practice and Section 8.14;

          (h) shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) which are material, individually or in the aggregate, except in the ordinary course of business, and except in the case of Barnickel, sales of portfolio securities;

          (i) shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets or securities in each case which are material, individually or in the aggregate, except in the case of Barnickel, investments in cash equivalents and investment-grade securities;

          (j) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it;

          (k) shall, and shall cause any of its Subsidiaries to, use reasonable efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for companies engaged in their respective businesses;

          (l) shall not (i) make or rescind any material express or deemed election relating to taxes unless it is reasonably expected that such action will not materially and adversely affect the Company or Barnickel, as the case may be, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where the Company or Barnickel, as the case may be, has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, except where such settlement or compromise will not materially and adversely affect the Company or Barnickel, as the case may be, or
(iii) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those expected to be employed in the preparation of its federal income tax return for the taxable year ending October 31, 1996, except as may be required by applicable law or except for such changes that are reasonably expected not to materially and adversely affect the Company or Barnickel, as the case may be;

          (m) in the case of the Company, shall not, nor shall it permit any of its Subsidiaries to, (i) incur any indebtedness for borrowed money (except for working capital under the Company's existing credit facilities, and (x) refinancings of existing debt and (y) other immaterial borrowings that, in the case of either (x) or (y), permit prepayment of such debt without penalty (other than LIBOR breakage costs)) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or any of its Subsidiaries or guarantee any debt securities of others,
(ii) except in the ordinary course of business, enter into any material lease (whether such lease is an operating or capital lease) or create any material mortgages, liens, security interests or other encumbrances on the property of the Company or any of its Subsidiaries in connection with any indebtedness thereof, or (iii) make or commit to make aggregate capital expenditures in excess of $3 million over the fiscal 1997 capital expenditures budget previously disclosed to Parent by the Company;

          (n) in the case of Barnickel, shall not (i) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any of its debt securities or warrants or rights to acquire any of its debt securities or guarantee any debt securities of others, (ii) enter into any lease (whether such lease is an operating or capital lease) or create any mortgages, liens, security interests or other encumbrances on the property of Barnickel in connection with any indebtedness thereof or (iii) commit to aggregate capital expenditures in excess of $10,000;

          (o) shall not purchase any shares of Parent Common Stock and, in the case of Barnickel shall not (i) sell or dispose of or encumber any shares of Company Common Stock or (ii) purchase or otherwise acquire any shares of Company Common Stock;

          (p) shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any action inconsistent with the foregoing; and

          (q) shall not take any action that is likely to delay materially (but in any event by more than 10 business days) or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by this Agreement.

          8.2A Conduct of Parent's Business. Prior to the Company Effective Time, except as expressly contemplated by any other provision of this Agreement, unless the other parties have consented in writing thereto, Parent:

          (a) shall not amend its Restated Certificate of Incorporation or Bylaws in any way that materially and adversely affects the rights of holders of Parent Common Stock;

          (b) shall promptly notify the other parties of any material change in its condition (financial or otherwise) or business or any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach in any material respect of any representation or warranty contained herein;

          (c) during the period beginning five business days prior to the Parent Pricing Period and ending at the Company Effective Time, shall not (and shall cause its Subsidiaries not to) issue or sell any shares of Parent's capital stock or the capital stock of any of its Subsidiaries (or securities convertible into or exchangeable for capital stock) for less than the fair market value thereof, except for issuances pursuant to employee benefit plans or pursuant to outstanding options, warrants or convertible securities in accordance with their terms, in each case as in existence on the date hereof, and shall not issue to holders of Parent's capital stock any rights to purchase any shares of Parent's capital stock for less than the fair market value thereof if the ex-dividend date for such distribution would be during the period beginning five business days prior to the Parent Pricing Period and ending at the Company Effective Time;

          (d) shall not (and shall cause its Subsidiaries not to) engage in any substantial repurchase at a material premium, recapitalization, restructuring or reorganization with respect to the Parent Common Stock;

          (e) during the period beginning five business days prior to the mailing of the Proxy Statement/Prospectus and ending at the Company Effective Time, shall not (and shall cause its Subsidiaries not to) redeem, repurchase or otherwise acquire any shares of Parent Common Stock (other than pursuant to existing employee benefit plans);

          (f) shall not declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of Parent Common Stock, or make any commitment for any such action, except regular quarterly cash dividends in amounts consistent with past practice;

          (g) shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets if (i) such entity or business is engaged in the U.S. oilfield production chemicals business with revenues in SIC codes in which either Parent or the Company has revenues or (ii) such action is likely to (a) have a material adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement or (b) delay materially (but in any event by more than 10 business days) the Barnickel Effective Time or the Company Effective Time;

          (h) other than any acquisition as to which the purchase price is not in excess of $200 million, shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof the principal business of which is not related to the oilfield service industry, the manufacture and sale of products for use in, or the provision of services relating to the exploration, development or production of oil or natural gas or other minerals or other businesses engaged in by Parent on the date hereof; and

          (i) subject to Section 8.4, shall not take any action that is likely to delay materially (but in any event by more than 10 business days) or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by this Agreement.

          8.3. Meetings of Stockholders. (a) Each of Parent, if a vote of its stockholders is required by the rules of the NYSE, Barnickel and the Company will take all action necessary in accordance with applicable law and its certificate or articles of incorporation and bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon (i) in the case of Parent, the approval of the issuance of the shares of Parent Common Stock pursuant to the Mergers contemplated hereby and (ii) in the case of Barnickel and the Company, the approval of this Agreement and the transactions contemplated hereby. Barnickel and the Company shall coordinate and cooperate with respect to the timing of such meetings and shall use their best efforts to hold such meetings on the same day and in any event, the vote of the Company stockholders shall be taken prior to the vote of the Barnickel stockholders.

          (b) Parent, if a vote of its stockholders is required by the rules of the NYSE, Barnickel and the Company, through their respective Boards of Directors, shall recommend approval of such matters subject to the determination by the Board of Directors of the Company and the Board of Directors of Barnickel after consultation with their respective counsel that recommending approval of such matters would not be inconsistent with its fiduciary obligations. Additionally, the Board of Directors of the Company or the Board of Directors of Barnickel may at any time prior to the Company Effective Time withdraw, modify, or change any recommendation and declaration regarding this Agreement or the Mergers, or recommend and declare advisable any other offer or proposal, if in the opinion of such Board of Directors after consultation with its counsel the failure to so withdraw, modify, or change its recommendation and declaration would be inconsistent with its fiduciary obligations.

          8.4. Filings; Other Action. Subject to the terms and conditions herein provided, the Company, Barnickel and Parent shall: (a) promptly (but in not more than 10 business days from the date hereof) make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Mergers; (b) use their best efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Company Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Company Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the Mergers and the transactions contemplated hereby and
(ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; (c) furnish the others with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives, on the one hand, and any governmental or regulatory authority or members or their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby; (d) furnish the others with such necessary information and reasonable assistance as such other parties and their respective affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities, including without limitation any filings necessary under the provisions of the HSR Act; (e) use their commercially reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the Mergers and the transactions contemplated by this Agreement including, without limitation, the resolution of objections, if any, as may be asserted by any governmental authority with respect to the Mergers and the transactions contemplated hereby under any antitrust or trade or regulatory laws or regulations of any governmental authority and (f) use their commercially reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and use their commercially reasonable efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the Mergers or the transactions contemplated hereby or seeking material damages. In complying with the foregoing, Parent, Barnickel and the Company shall each use all commercially reasonable measures available to them to consummate the transactions contemplated hereby, so long as such measures would not have a material adverse effect on the U.S. oilfield production chemicals businesses of the Company or Parent (including any Subsidiaries thereof), but shall not be required to take measures that would have such a material adverse effect.

          8.5. Inspection of Records. From the date hereof to the Company Effective Time, each of the Company and Barnickel, on the one hand, and Parent, on the other hand, shall allow all designated officers, attorneys, accountants and other representatives of Parent or the Company and Barnickel, as the case may be, access at all reasonable times upon reasonable notice to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of Parent, the Company and Barnickel and their respective Subsidiaries; provided that no investigation pursuant to this
Section 8.5 shall affect any representation or warranty given by any party hereunder, and provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party shall be required to provide any information which it reasonably believes it may not provide to the other party by reason of applicable law, rules or regulations, which constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with third parties. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of Parent, Barnickel and the Company agrees that it will not, and will cause its respective representatives not to, use any information obtained pursuant to this
Section 8.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. All non-public information obtained pursuant to this Section 8.5 shall be governed by the Confidentiality Agreements (as defined in Section 11.4).

          8.6. Publicity. The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its best efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

          8.7. Registration Statement. (a) Each of Parent, the Company and Barnickel shall cooperate and promptly prepare and Parent shall file with the SEC as soon as practicable a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the Parent Common Stock issuable in the Mergers, a portion of which Registration Statement shall also serve as the joint proxy statement with respect to the meetings of the stockholders of Parent, if a vote of the stockholders of Parent is required by the rules of the NYSE, of the Company and of Barnickel in connection with the Mergers (the "Proxy Statement/Prospectus"). The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Parent shall use its best efforts, and the Company and Barnickel will cooperate with Parent, to have the Form S-4 declared effective by the SEC as promptly as practicable. Parent shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement and will pay all expenses incident thereto. Parent will advise the Company and Barnickel, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

          (b) Each of Parent, if a vote of its stockholders is required pursuant to the rules of the NYSE, Barnickel and the Company will each use its best efforts to cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as practicable after the date hereof.

          (c) Each of Parent, the Company and Barnickel agrees that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of stockholders of Parent, if any, of Barnickel and of the Company, or, in the case of information provided by it for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it is filed or becomes effective, (i) will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) will comply as to form in all material respects with the provisions of the Exchange Act.

          8.8. Listing Application. Parent shall promptly prepare and submit to the NYSE a listing application covering the shares of Parent Common Stock issuable in the Mergers, and shall use its best efforts to obtain, prior to the Barnickel Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance.

          8.9. Letters of Accountants. (a) The Company shall use its reasonable best efforts to cause to be delivered to Parent "comfort" letters of Price Waterhouse LLP ("Price Waterhouse"), the Company's independent public accountants, dated the effective date of the Form S-4 and the Closing Date, respectively, and addressed to Parent with regard to certain financial information regarding the Company included in the Form S-4, in form and substance reasonably satisfactory to Parent and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

          (b) Barnickel shall use its reasonable best efforts to cause to be delivered to Parent "comfort" letters of Price Waterhouse, Barnickel's independent public accountants, dated the effective date of the Form S-4 and the Closing Date, respectively, and addressed to Parent, with respect to certain financial information regarding Barnickel included in the Form S-4, in form and substance reasonably satisfactory to Parent and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

          (c) Parent shall use its reasonable best efforts to cause to be delivered to each of the Company and Barnickel "comfort" letters of Deloitte & Touche LLP, Parent's independent public accountants, dated the effective date of the Form S-4 and the Closing Date, respectively, and addressed to each of the Company and Barnickel, with regard to certain financial information regarding Parent included in the Form S-4, in form and substance reasonably satisfactory to the Company and Barnickel and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

          8.10. Agreements of Rule 145 Affiliates. Prior to the Barnickel Effective Time, each of Barnickel and the Company shall cause to be prepared and delivered to Parent a list identifying all persons who, at the time of the meeting of Barnickel's stockholders or the meeting of the Company's stockholders pursuant to Section 8.3, as the case may be, may be deemed to be "affiliates" of Barnickel or of the Company, as the case may be, as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Rule 145 Affiliates"). Parent shall be entitled to place restrictive legends on any shares of Parent Common Stock received by such Rule 145 Affiliates. Barnickel or the Company, as the case may be, shall use its best efforts to cause each person who is identified as a Rule 145 Affiliate in such list to deliver to Parent, at or prior to the Barnickel Effective Time, a written agreement, in the form to be approved by the parties hereto, that such Rule 145 Affiliate will not sell, pledge, transfer or otherwise dispose of any shares of Parent Common Stock issued to such Rule 145 Affiliate pursuant to the Mergers, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act. Barnickel or the Company, as the case may be, shall, to the extent necessary, use its best efforts to cause each person who is identified as a Rule 145 Affiliate in such list to sign on or prior to the thirtieth day prior to the Barnickel Effective Time, a written agreement, in the form to be approved by Barnickel or the Company, as the case may be, and Parent, that such party will not sell or in any other way reduce such party's risk relative to any shares of Parent Common Stock received in the Mergers (within the meaning of Section 201.01 of the SEC's Financial Reporting Release No. 1), until such time as financial results (including combined sales and net income) covering at least 30 days of post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 (or any successor thereto) issued by the SEC.

          8.11. Expenses. Whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except as expressly provided herein.

          8.12. Indemnification and Insurance. (a) From and after the Company Effective Time, Parent shall indemnify, defend and hold harmless to the fullest extent permitted under applicable law each person who is now, or has been at any time prior to the date hereof, an officer or director of the Company or Barnickel (or any Subsidiary or division thereof), (individually, an "Indemnified Party" and, collectively, the "Indemnified Parties"), against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Company Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an "Action"), (i) Parent shall pay, as incurred, the reasonable fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Parent, in advance of the final disposition of any such Action to the fullest extent permitted by applicable law, upon receipt of any undertaking required by applicable law, and (ii) Barnickel Surviving Corporation and Surviving Corporation will cooperate in the defense of any such matter; provided, however, that Parent shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld), and provided further, that Parent shall not be obligated pursuant to this Section 8.12 to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action, unless, in the opinion of counsel for any of the Indemnified Parties, there is a conflict of interests between two or more of such Indemnified Parties.

          (b) The parties agree that the rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, in the certificate or articles of incorporation and bylaws of the Company and Barnickel with respect to matters occurring through the Company Effective Time, shall survive the Mergers and shall continue in full force and effect for a period of six years from the Company Effective Time; provided, however, that all rights to indemnification in respect of any Action pending or asserted within such period shall continue until the disposition of such Action.

          (c) (i) For a period of six years after the Company Effective Time, Parent shall cause to be maintained officers' and directors' liability insurance covering the Indemnified Parties who are currently covered, in their capacities as officers and directors, by the Company's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to the Indemnified Parties than such existing insurance.

               (ii) For a period of six years after the Barnickel Effective Time, Parent shall cause to be maintained officers' and directors' liability insurance covering the Indemnified Parties who are currently covered, in their capacities as officers and directors, by Barnickel's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to the Indemnified Parties than such existing insurance.

          (d) Parent shall pay all expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 8.12.

          (e) The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the certificate or articles of incorporation or bylaws of the Company or Barnickel, under the DGCL or the MGBCL or otherwise. The provisions of this Section 8.12 shall survive the consummation of the Mergers and expressly are intended to benefit each of the Indemnified Parties.

          (f) In the event Parent, Surviving Corporation or Barnickel Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provision shall be made so that the successors and assigns of Parent, Surviving Corporation or Barnickel Surviving Corporation, as the case may be, shall assume the obligations set forth in this
Section 8.12.

          (g) Barnickel Surviving Corporation and Surviving Corporation shall be jointly and severally liable with Parent for all of Parent's obligations under this Section 8.12.

          8.13. Certain Benefits. (a) From and after the Company Effective Time, Parent and its Subsidiaries will honor in accordance with their terms and this Agreement the executive, employment and other agreements and arrangements set forth in Section 8.13(a)(i) of the Company Disclosure Letter between the Company or its Subsidiaries and certain employees and former employees thereof (the "Employment Agreements") and certain executives and former executives thereof ("Executive Agreements") and one other individual, and all of the Company Benefit Plans; provided, however, that nothing herein shall preclude any change in any Company Benefit Plan effected on a prospective basis that is permitted pursuant to this Section 8.13. Parent hereby acknowledges that the consummation of the Company Merger will result in a "change of control" under the Executive Agreements and the Employment Agreements. Parent shall cause the Surviving Corporation (i) to assume the obligations of the Company under the Company Benefit Plans set forth on Schedule 8.13(a)(ii) of the Company Disclosure Letter substantially as in effect immediately prior to the Company Effective Time, to cover all Company Employees (as defined in Section 8.13(g)) who are participants therein immediately prior to the Company Effective Time and who remain eligible to participate in such Company Benefit Plans pursuant to the terms thereof; provided, that the Surviving Corporation may amend such plans, other than the Petrolite Corporation Vacation Plan and the Petrolite Corporation Severance Plan, at any time following the Company Effective Time to provide benefits to Company Employees which in the aggregate are comparable to those applicable to similarly situated employees of Parent or, (ii) in lieu thereof, to provide benefits to such Company Employees under Parent Benefit Plans so that the aggregate benefits to such Company Employees are comparable to those that are applicable to similarly situated employees of Parent. After the Company Effective Time, any Company Employee who is or becomes entitled to continued medical coverage pursuant to an agreement with the Company set forth in Section 8.13(a)(i) of the Company Disclosure Letter will be entitled to participate under any medical plan sponsored by Parent or the Surviving Corporation which covers Company Employees under the same terms and for payment of the same level of premiums as specified in his or her agreement. The Surviving Corporation and Parent shall not be obligated hereunder to cover any employee who is hired or assigned to work at a Company facility after the Company Effective Time under any employee benefit plan, program or arrangement. With respect to the Parent Benefit Plans, Parent and the Surviving Corporation shall grant to all Company Employees, from and after the Company Effective Time, credit for all service with the Company and its affiliates and predecessors prior to the Company Effective Time for seniority, eligibility to participate, eligibility for benefits and vesting purposes. To the extent Parent Benefit Plans provide medical or dental welfare benefits, such plans shall waive any pre-existing conditions and actively-at-work exclusions with respect to Company Employees (but only to the extent such Company Employees were provided coverage under the Company Benefit Plans) and shall provide that any expenses incurred on or before the Company Effective Time by or on behalf of any Company Employees shall be taken into account under the Parent Benefit Plans for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

          (b) Parent agrees to maintain the Petrolite Corporation Severance Plan as in effect on the date hereof for a period of one year from the Company Effective Time for the benefit of Company Employees.

          (c) Parent agrees that any Company Employee who continues to be employed by the Surviving Corporation or Parent or any Subsidiary thereof on November 1, 1997 will continue to be entitled to take the same paid vacation he or she would have earned under the Petrolite Corporation Vacation Policy as in effect on the date hereof to be taken during the period ending October 31, 1998.

          (d) Promptly following the Company Effective Time, Parent shall cause the Surviving Corporation to amend the Petrolite Corporation Retirement Plan (the "PCRP") to provide that any Company Employee who continues in employment for at least three (3) months following the Company Effective Time or whose employment is terminated during such period without Cause (as defined in Section 8.13(e)) shall be provided with one additional year of service under the PCRP, for all purposes for which such service is recognized under the PCRP. If required by applicable law, the additional benefits with respect thereto will be provided under a supplemental arrangement.

          (e) (i) With respect to the Company's Annual Bonus Plan and Division Cash Incentive and Bonus Plans (collectively, the "Incentive Plans"), the determination of whether the performance targets have been met for the fiscal year ending October 31, 1997, shall be made based on the actual performance for such fiscal year or applicable portion thereof; provided, however, that the impact that the Company Expenses may have on the applicable performance results used to determine whether the performance targets have been met under the Incentive Plans shall be disregarded. As used herein, "Company Expenses" shall mean all fees and expenses (including, without limitation, all fees and expenses of counsel, financial advisors, accountants, environmental and other experts and consultants and all printing and advertising expenses) actually incurred or accrued by the Company or incurred on the Company's behalf, or incurred by Parent, Merger Sub, Merger Grandsub or Barnickel and assumed by the Company, whether pursuant to this Agreement or as a result of the Company Merger or otherwise, in connection with this Agreement and the transactions contemplated hereby (including, without limitation, in connection with the previously announced proposed consent solicitation by Barnickel, the negotiation, preparation, execution and performance of this Agreement, the structuring of the Mergers, any agreements related hereto or thereto and any filings to be made in connection therewith) whether incurred or accrued prior to or after the Company Effective Time.

               (ii) Bonuses payable pursuant to the Incentive Plans for the period from November 1, 1996 to October 31, 1997 (the "Bonus Period") will be determined and paid pursuant to the provisions of such Incentive Plans except as provided in this Section 8.13(e). Schedule 8.13(e) lists the Incentive Plans and the sets forth the aggregate maximum bonus amount payable to participants thereunder ("Participants") for the Bonus Period. The Company shall determine the bonus amounts to be paid to each Participant for the period from November 1, 1996 through the Closing Date based on the criteria established for the applicable Incentive Plan, and shall pay such amounts to the Participant on or before the Closing Date. The bonus amount paid to a Participant by the Company pursuant to this Section 8.13(e) shall not exceed such Participant's maximum bonus amount for the Bonus Period under the applicable Incentive Plan (the "Maximum Bonus Amount") multiplied by a fraction, the numerator of which is the number of calendar days from November 1, 1996 through and including the Closing Date and the denominator of which is 365 (the "Prorated Maximum Bonus Amount"). Before December 1, 1997, Parent shall determine the bonus amount to be paid to each Participant for the period from the Closing Date through October 31, 1997, based on criteria established by Parent, and the Surviving Corporation shall pay that amount to the Participant; provided, however, (i) the bonus so paid to each Participant shall not be less than 80% of the amount determined by multiplying the difference between such Participant's Maximum Bonus Amount and such Participant's Prorated Maximum Bonus Amount by a fraction, the numerator of which is the bonus amount paid to such Participant by the Company on or before the Closing Date pursuant to this Section 8.13(e) and the denominator of which is such Participant's Prorated Maximum Bonus Amount; and (ii) the Surviving Corporation shall pay the minimum amount determined in accordance with clause
(i) above to any Participant whose employment is terminated without Cause after the Closing Date and before payment is made by the Surviving Corporation pursuant to this Section 8.13(e). "Cause" shall mean acts of theft, unethical conduct or dishonesty affecting the assets, properties or business of the Surviving Corporation or Parent, willful misconduct or material dereliction of duty. Notwithstanding the foregoing, no payment shall be made with respect to the Bonus Period following the date hereof to any Participant who is a party to an Executive Agreement unless such Participant agrees in advance in writing that to the extent that the receipt of any such payment would cause other payments payable to such Participant pursuant to his or her Executive Agreement which would otherwise be deductible by the Company for federal income tax purposes to become non-deductible for such purposes pursuant to Section 280G of the Code, such excess payment shall reduce any severance amounts payable to such Participant pursuant to his or her Executive Agreement.

          (f) It is the intent of Parent that for a period of two years following the Company Effective Time, any reductions in workforce in respect of employees of Parent and the Surviving Corporation shall be made on a fair and equitable basis, without regard to whether employment commenced with Parent or the Company or their respective Subsidiaries, and that any Company Employee whose employment is terminated or job is eliminated by Parent or any of its Subsidiaries during such period shall be entitled to participate on a fair and equitable basis in the job opportunity and employment placement programs offered by Parent or any of its Subsidiaries.

          (g) For purposes of this Section 8.13, the term "Company Employees" shall mean all individuals employed by the Company and its Subsidiaries (including those on lay-off, disability or leave of absence, paid or unpaid) immediately prior to the Company Effective Time.

          8.14. Reorganization; Pooling. (a) From and after the date hereof and until the Company Effective Time, none of Parent, the Company, Barnickel or any of their respective Subsidiaries shall knowingly (i) take any action, or fail to take any action, as a result of which the Barnickel Merger or the Company Merger would fail to qualify as a reorganization within the meaning of section 368(a) of the Code (and any comparable provisions of applicable state or local law); or
(ii) enter into any contract, agreement, commitment or arrangement to take or fail to take any such action. Each of the parties shall use its reasonable efforts to obtain the opinions of counsel referred to in Sections 9.2(b) and 9.3(b).

          (b) From and after the date hereof and until the Company Effective Time, none of the Company, Barnickel or any of their respective Subsidiaries shall, to the extent necessary, knowingly take any action, or fail to take any action, that would prevent the treatment of the Barnickel Merger or the Company Merger as a "pooling of interests" for financial accounting purposes.

          (c) Following the Company Effective Time, neither Parent nor any of its Subsidiaries shall knowingly take any action or knowingly cause any action to be taken which would cause the Barnickel Merger or the Company Merger to fail to qualify as a reorganization within the meaning of section 368(a) of the Code (and any comparable provisions of applicable state or local law).

          (d) From and after the Barnickel Effective Time and until the Company Effective Time, Parent agrees that it will not take any actions that would cause either (i) Barnickel not to be a wholly owned Subsidiary of Parent or (ii) Merger Grandsub not to be a wholly owned Subsidiary of Barnickel.

          8.15. Certain Tax Agreements. At or before the Closing, Barnickel will
(i) provide to Parent a duly executed statement described in U.S. Treasury regulation section 1.897-2(h)(1), which is issued by Barnickel and is dated not more than 30 days before the Closing Date, certifying that the Barnickel Common Stock is not a United States real property interest and (ii) provide to the IRS a duly executed notice described in U.S. Treasury regulation section 1.897-2(h)(2).

          8.16. Obligations of Merger Sub and Merger Grandsub. Parent will take all action necessary to cause each of Merger Sub and Merger Grandsub to perform its obligations under this Agreement and to consummate the Barnickel Merger and the Company Merger, respectively, on the terms and conditions set forth in this Agreement. Neither Merger Sub nor Merger Grandsub will issue any shares of its capital stock, any securities convertible into or exchangeable for its capital stock, or any option, warrant or other right to acquire its capital stock to any person or entity other than Parent.

          8.17. Rights Agreement. Prior to the Barnickel Effective Time, the Board of Directors of the Company shall take any action (including, if necessary, amending or terminating (but with respect to termination, only as of immediately prior to the Barnickel Effective Time) the Rights Agreement) necessary so that none of the execution and delivery of this Agreement, the conversion of shares of Company Common Stock and Barnickel Common Stock into the right to receive Parent Common Stock in accordance with Article 4 of this Agreement, and the consummation of the Company Merger and the Barnickel Merger or any other transaction contemplated hereby will cause (i) the Company Rights to become exerciseable under the Company Rights Agreement, (ii) Barnickel, Parent or any of its Subsidiaries to be deemed an "Acquiring Person" (as defined in the Company Rights Agreement), (iii) any such event to be deemed a "flip-over transaction or event" or (iv) the "Stock Acquisition Date" or the "Distribution Date" (each as defined in the Company Rights Agreement) to occur upon any such event, and so that the "Expiration Date" (as defined in the Company Rights Agreement) of the Company Rights will occur immediately prior to the Barnickel Effective Time. Neither the Board of Directors of the Company nor the Company shall take any other action to terminate the Company Rights Agreement, redeem the Company Rights, cause any person not to be or become an "Acquiring Person" or otherwise amend the Company Rights Agreement in a manner adverse to Parent.

          8.18. Mutuality of Mergers. Each of Parent, Merger Sub and Barnickel agrees that it shall not effect the Barnickel Merger until all conditions precedent to the obligations of Parent, Merger Grandsub and the Company to effect the Company Merger have been satisfied or waived, other than the condition to the Company Merger set forth in Section 9.2(d) hereof.


                                    ARTICLE 9

          9. Conditions.

          9.1. Conditions to Each Party's Obligation to Effect the Mergers. The respective obligation of each party to effect the Mergers shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) (i) This Agreement, the Company Merger and the transactions contemplated hereby shall have been approved by the affirmative vote of holders of a majority of the issued and outstanding shares of Company Common Stock entitled to vote thereon.

               (ii) This Agreement, the Barnickel Merger and the transactions contemplated hereby shall have been approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Barnickel Common Stock entitled to vote thereon.

               (iii) The issuance of the shares of Parent Common Stock pursuant to the Mergers shall have been approved by the holders of issued and outstanding shares of Parent Common Stock as and to the extent required by the rules of the NYSE.

          (b) The waiting period applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated.

          (c) None of the parties hereto shall be subject to any decree, order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement; provided, however, that prior to invoking this condition each party agrees to comply with
Section 8.4, and with respect to other matters, to use its commercially reasonable efforts to have any such decree, order or injunction lifted or vacated; and no statute, rule or regulation shall have been enacted by any governmental authority which prohibits or makes unlawful the consummation of either of the Mergers.

          (d) The Form S-4 shall have become effective and no stop order with respect thereto shall be in effect.

          (e) The shares of Parent Common Stock to be issued pursuant to the Mergers shall have been authorized for listing on the NYSE, subject to official notice of issuance.

          9.2. Conditions to Obligation of the Company to Effect the Company Merger. The obligation of the Company to effect the Company Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) Parent shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Parent, Merger Sub and Merger Grandsub contained in this Agreement and in any document delivered in connection herewith shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct in all material respects only as of the specified date), and the Company shall have received a certificate of the President or a Vice President of Parent, dated the Closing Date, certifying to such effect.

          (b) The Company shall have received the opinion of Fried, Frank, Harris, Shriver & Jacobson, special counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date, to the effect that the Company Merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. In rendering such opinion, special counsel to the Company shall be entitled to rely upon representations of officers of the Company, Barnickel and Parent and stockholders of the Company substantially in the form of Exhibits B, C and D hereto and as to such other matters as such counsel may reasonably request.

          (c) This Agreement, the Company Merger and the transactions contemplated hereby shall have been approved by the holders of a majority of the outstanding shares of Company Common Stock voting on such matter, excluding for these purposes shares of Company Common Stock owned by Barnickel.

          (d) The Barnickel Merger shall have been consummated.

          9.3. Conditions to Obligation of Barnickel to Effect the Barnickel Merger. The obligation of Barnickel to effect the Barnickel Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) Parent shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Parent, Merger Sub and Merger Grandsub contained in this Agreement and in any document delivered in connection herewith shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct in all material respects only as of the specified date) and Barnickel shall have received a certificate of the President or a Vice President of Parent, dated the Closing Date, certifying to such effect.

          (b) Barnickel shall have received the opinion of Lowenhaupt & Chasnoff, L.L.C., special counsel to Barnickel, in form and substance reasonably satisfactory to Barnickel, dated the Closing Date, to the effect that the Barnickel Merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. In rendering such opinion, special counsel to Barnickel shall be entitled to rely upon representations of officers of the Company, Barnickel and Parent and stockholders of Barnickel substantially in the form of Exhibits B, C and D hereto and as to such other matters as such counsel may reasonably request,

          (c) All conditions to the Company Merger other than the condition set forth in Section 9.2(d) hereto shall have been satisfied or waived.

          9.4. Conditions to Obligation of Parent, Merger Sub and Merger Grandsub to Effect the Mergers. The obligations of Parent and Merger Sub to effect the Barnickel Merger and the obligations of Parent and Merger Grandsub to effect the Company Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) The Company shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of the Company contained in this Agreement and in any document delivered in connection herewith shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct in all material respects only as of the specified date), and Parent shall have received a certificate of the President and the Chief Financial Officer of the Company, dated the Closing Date, certifying to such effect.

          (b) Barnickel shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Barnickel contained in this Agreement and in any document delivered in connection herewith shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct in all material respects only as of the specified date), and Parent shall have received a certificate of the President or a Vice President of Barnickel, dated the Closing Date, certifying to such effect.

          (c) No decree, order or injunction of a court of competent jurisdiction, and no order of any governmental authority and no other legal restraint or prohibition in any such case arising under any Antitrust Law (as defined in Section 10.6(d)) ("Injunction") shall be in effect (i) imposing any limitation upon the ability of Parent or any of its Subsidiaries effectively to control the business or operations of the Company, Barnickel or any of their respective Subsidiaries or (ii) prohibiting or imposing any limitation upon Parent's or any of its Subsidiaries' ownership or operation of all or any portion of the business or assets or properties of Parent, the Company or Barnickel or any of their respective Subsidiaries or compelling Parent, the Company or Barnickel or any of their respective Subsidiaries to divest or hold separate all or any portion of the business or assets or properties of Parent, the Company or Barnickel or any of their respective Subsidiaries, or imposing any other limitation upon any of them in the conduct of their businesses, which in the case of (i) or (ii) would have a material adverse effect on the U.S. oilfield production chemicals business of the Company or Parent (including any Subsidiaries thereof), and no suit or proceeding by a governmental authority seeking such an Injunction or an Injunction preventing or making illegal the consummation of any of the Mergers shall be pending; provided, however, prior to invoking this condition, Parent agrees to comply with Section 8.4.

          (d) At the Barnickel Effective Time, the aggregate number of shares of Barnickel Common Stock held by Dissenting Stockholders shall not exceed 10% of the total number of issued and outstanding shares of Barnickel Common Stock.


                                   ARTICLE 10

          10. Termination.

          10.1. Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Company Effective Time, before or after the approval of this Agreement by the stockholders of the Company, Barnickel or, if applicable, Parent by the mutual written consent of the Company, Barnickel and Parent.

          10.2. Termination by Parent, Barnickel or the Company. This Agreement may be terminated by action of the Board of Directors of Parent, of Barnickel or of the Company if:

          (a) the Mergers shall not have been consummated by September 5, 1997; provided, however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of the Mergers to occur on or before such date; provided, further, if approval by Parent's stockholders of the issuance of Parent Common Stock pursuant to the Mergers is required by the rules of the NYSE and such approval has not yet been obtained, that such date may be extended from time to time by the Company by written notice to Parent and Barnickel for up to an additional 120 days in the aggregate, but in no event to a date earlier than the earliest date on which the Parent may obtain such approval under SEC regulations, NYSE rules and the DGCL; or

          (b) the approval of the Company's stockholders required by Section 9.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof; or

          (c) the approval of Barnickel's stockholders required by Section 9.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof; or

          (d) the approval of Parent's stockholders if required by Section 9.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof; or

          (e) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (e) shall have complied with Section 8.4 and with respect to other matters shall have used its commercially reasonable efforts to remove such injunction, order or decree.

          10.3. Termination by the Company. This Agreement may be terminated at any time prior to the Barnickel Effective Time, before or after the adoption and approval by the stockholders of the Company referred to in Section 9.1(a)(i), by action of the Board of Directors of the Company after consultation with its legal advisors and Barnickel, if:

          (a) the Board of Directors of the Company determines that proceeding with the transactions contemplated hereby would be inconsistent with its fiduciary obligations by reason of a Company Acquisition Proposal; provided that the Company may not effect such termination pursuant to this Section 10.3(a) unless and until (i) Parent receives at least one week's prior written notice from the Company of its intention to effect such termination pursuant to this
Section 10.3(a); (ii) during such week, the Company shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that Parent may propose; and provided, further, that any termination of this Agreement pursuant to this Section 10.3(a) shall not be effective until the Company has made the payment required by Section 10.6(a)(i); or

          (b) (i) there has been a breach by Parent, Merger Sub or Merger Grandsub of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Parent, Merger Sub or Merger Grandsub shall have become untrue, in either case such that the conditions set forth in Section 9.2(a) would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given to Parent by the Company or Barnickel; provided, however, that the right to terminate this Agreement pursuant to this Section 10.3(b) shall not be available to the Company if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the condition set forth in Section 9.4(a) shall not be satisfied; or

          (c) the approval of the Company's stockholders required by Section 9.2(c) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof.

          10.4. Termination by Barnickel. This Agreement may be terminated at any time prior to the Barnickel Effective Time, before or after the adoption and approval by the stockholders of Barnickel referred to in Section 9.1(a)(ii), by action of the Board of Directors of Barnickel after consultation with its legal advisors and the Company, if:

          (a) the Board of Directors of Barnickel determines that proceeding with the transactions contemplated hereby would be inconsistent with its fiduciary obligations by reason of a Barnickel Acquisition Proposal; provided that Barnickel may not effect such termination pursuant to this Section 10.4(a) unless and until (i) Parent receives at least one week's prior written notice from Barnickel of its intention to effect such termination pursuant to this
Section 10.4(a); (ii) during such week, Barnickel shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that Parent may propose; and provided, further, that any termination of this Agreement pursuant to this Section 10.4(a) shall not be effective until Barnickel has made the payment required by Section 10.6(b)(i); or

          (b) (i) there has been a breach by Parent, Merger Sub or Merger Grandsub of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Parent, Merger Sub or Merger Grandsub shall have become untrue, in either case such that the conditions set forth in Section 9.3(a) would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given to Parent by the Company or Barnickel; provided, however, that the right to terminate this Agreement pursuant to this Section 10.4(b) shall not be available to Barnickel if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the condition set forth in Section 9.4(b) shall not be satisfied.

          10.5. Termination by Parent. This Agreement may be terminated at any time prior to the Barnickel Effective Time, before or after any approval by the stockholders of Parent referred to in Section 9.1(a)(iii), by action of the Board of Directors of Parent, if:

          (a) (i) there has been a breach by Barnickel of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Barnickel shall have become untrue, in either case such that the conditions set forth in Section 9.4(b) would not be satisfied and
(ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to Barnickel; or

          (b) (i) there has been a breach by the Company of any representation or warranty contained in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 9.4(a) would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company; or

          (c) the Board of Directors of Barnickel shall have withdrawn or materially modified, in a manner adverse to Parent, its approval or recommendation of the Barnickel Merger or recommended a Barnickel Acquisition Proposal, or resolved to do so; or

          (d) the Board of Directors of the Company shall have withdrawn or materially modified, in a manner adverse to Parent, its approval or recommendation of the Company Merger or recommended a Company Acquisition Proposal, or resolved to do so;

provided, however, that the right to terminate this Agreement pursuant to
Section 10.5(a) or (b) shall not be available to Parent if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in either Section 9.2(a) or 9.3(a) shall not be satisfied.

          10.6. Effect of Termination. (a) If this Agreement is terminated

          (i) by the Company pursuant to Section 10.3(a); or

          (ii) after the public announcement of a Company Acquisition Proposal, by Barnickel, the Company or Parent pursuant to Section 10.2(b) (unless the condition Section 9.2(c) shall have been satisfied)or by the Company pursuant to
Section 10.3(c); or

          (iii) after receipt by the Company's Board of Directors or the public announcement of a Company Acquisition Proposal, by Parent pursuant to Section 10.5(d);

then the Company shall pay Parent a fee of $27 million in cash by wire transfer to an account designated by Parent; provided, however, that the fee payable under this Section 10.6(a) shall be reduced by the amount of any Transaction Expenses paid to Parent pursuant to Section 10.6(c).

          (b) If this Agreement is terminated

               (i) by Barnickel pursuant to Section 10.4(a); or

               (ii) by Barnickel, the Company or Parent pursuant to Section 10.2(c) (unless the stockholder vote required by Section 9.1(a)(i) shall have been taken and the condition specified in Section 9.2(c) shall not have been satisfied after the public announcement of a Company Acquisition Proposal); or

               (iii) after receipt by the Barnickel Board of Directors or the public announcement of a Company Acquisition Proposal, by Barnickel, the Company or Parent pursuant to Section 10.2(b), if the condition specified in Section 9.2(c) shall have been satisfied; or

               (iv) after receipt by Barnickel's Board of Directors or the public announcement of a Barnickel Acquisition Proposal or a Company Acquisition Proposal, by Parent pursuant to Section 10.5(c);

               then Barnickel shall (x) pay Parent a fee of $20 million in cash by wire transfer to an account designated by Parent; provided, however, that the fee payable under this Section 10.6(b), shall be reduced by the amount of any Transaction Expenses paid to Parent pursuant to Section 10.6(c) and (y) reimburse the Company for all of its Transaction Expenses (as defined in clause
(c)(iv) below) upon receipt of reasonable documentation therefor. The amount of any fees payable by Barnickel to Parent pursuant to this Section 10.6(b) shall be further reduced by the amount of any fees payable by the Company to Parent pursuant to Section 10.6(a).

          (c) (i) If this Agreement is terminated pursuant to Section 10.2(d) by reason of the failure of Parent's stockholders to approve the issuance of the shares of Parent Common Stock pursuant to the Mergers contemplated hereby (other than in a circumstance requiring the payment of the amount provided for in
Section 10.6(d)), then Parent shall, upon receipt of reasonable documentation therefor, reimburse each of the Company and Barnickel for all of their respective Transaction Expenses.

          (ii) If this Agreement is terminated (x) pursuant to Section 10.2(b) by reason of the failure of the Company's stockholders to approve and adopt this Agreement and the transactions contemplated hereby or (y) pursuant to Section 10.3(c), by reason of the failure of the holders of a majority of the outstanding shares of Company Common Stock voting on such matter (excluding for these purposes Company Common Stock owned by Barnickel) to approve this Agreement and the transactions contemplated hereby, then the Company shall, upon receipt of reasonable documentation therefor, reimburse each of Parent and Barnickel for all of their respective Transaction Expenses, except that if the stockholder vote required by Section 9.2(c) shall have been obtained, but the stockholder vote required by Section 9.1(a)(i) shall not have been obtained, then Barnickel, in lieu of the Company, shall reimburse each of Parent and the Company for all of their respective Transaction Expenses.

          (iii) If this Agreement is terminated pursuant to Section 10.2(c) by reason of the failure of the Barnickel stockholders to approve and adopt this Agreement and the transactions contemplated hereby, then Barnickel shall, upon receipt of reasonable documentation therefor, reimburse each of Parent and the Company for all of its Transaction Expenses.

          (iv) "Transaction Expenses" shall mean all reasonable out-of-pocket expenses and fees (including, without limitation, all fees and expenses of counsel, financial advisors, accountants, environmental and other experts and consultants and all printing and advertising expenses) actually incurred or accrued by a party or incurred on such party's behalf in connection with this Agreement and the transactions contemplated hereby (including, without limitation, in connection with the negotiation, preparation, execution, performance and termination of this Agreement, the structuring of the Mergers, any agreements related hereto or thereto and any filings to be made in connection therewith) to the extent incurred or accrued prior to the termination of this Agreement.

          (d) If this Agreement is terminated (A) by Parent, the Company or Barnickel pursuant to Section 10.2(e) as a result of an Injunction or other action relating to any antitrust, trade, or regulatory laws or regulations of any governmental, regulatory or administrative authority, agency or commission (U.S. or foreign) ("Antitrust Laws") or (B) by Parent, the Company or Barnickel pursuant to (i) Section 10.2(a) at a time when the nonconsummation of the Mergers is a result of the failure to satisfy the conditions set forth in Sections 9.1(b) or (c) or Section 9.4(c) by reason, in any such case, of any Antitrust Law or (ii) Section 10.2(d) at a time when the conditions set forth in Sections 9.1(b) or (c) or Section 9.4(c) shall not have been satisfied by reason, in any such case, of any Antitrust Law, and neither the Company nor Barnickel shall have failed to perform or observe, in any material respect, any of its obligations under this Agreement (including, without limitation, Section 8.4), then Parent shall, on the day of such termination, pay to the Company a fee of $30 million in cash by wire transfer of immediately available funds to an account designated by the Company.

          (e) In the event of termination of this Agreement and the abandonment of the Mergers pursuant to this Article 10, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this
Section 10.6 and Section 8.11 and except for the provisions of Sections 11.3, 11.4, 11.6, 11.8, 11.9, 11.12, 11.13 and 11.14. Moreover, in the event of termination of this Agreement pursuant to Section 10.2(a), 10.2(e), 10.3, 10.4 or 10.5, nothing herein shall prejudice the ability of a non-breaching party from seeking damages from any other party for any willful breach of this Agreement, including, without limitation, attorneys' fees and the right to pursue any remedy at law or in equity; provided, that (i) in the event Parent receives any fee pursuant to Section 10.6(a) or (b), as the case may be, it shall not assert or pursue in any manner, directly or indirectly, any claim or cause of action against either of the Company or Barnickel or any of its officers or directors based in whole or in part upon a breach of this Agreement by them or their receipt, consideration, negotiation, recommendation, or approval of a Barnickel Acquisition Proposal or a Company Acquisition Proposal or the exercise (x) by the Company of its right of termination under Section 10.3(a) or (y) by Barnickel of its right of termination under Section 10.4(a); and (ii) in the event the Company receives the payment pursuant to Section 10.6(d), such payment shall not prejudice the ability of the Company to seek damages against Parent for any breach of the provisions of Section 8.4. Any payment received by the Company pursuant to Section 10.6(d) shall be credited against any such damages awarded to the Company.

          10.7. Extension; Waiver. At any time prior to the Company Effective Time, each party may by action taken by its Board of Directors, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.


                                   ARTICLE 11

          11. General Provisions.

          11.1. Nonsurvival of Representations, Warranties and Agreements. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Mergers; provided, however, that the agreements contained in Article 4 and in Sections 8.10, 8.11, 8.12, 8.13, 8.14, and this Article 11 and the agreements delivered pursuant to this Agreement shall survive the Mergers. The Confidentiality Agreements shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreements shall apply to all information and material delivered by any party hereunder.

          11.2. Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

          (a) if to Parent, Merger Sub, or Merger Grandsub:

                              Lawrence O'Donnell, III
                              Baker Hughes Incorporated
                              3900 Essex Lane
                              Houston, Texas  77027
                              Facsimile:  (713) 439-8472

                              with a copy to:

                              J. David Kirkland, Jr., Esq.
                              Baker & Botts, L.L.P.
                              One Shell Plaza
                              910 Louisiana
                              Houston, Texas  77002-4995
                              Facsimile:  (713) 229-1522

          (b) if to the Company:

                              Charles R. Miller
                              Petrolite Corporation
                              369 Marshall Avenue
                              St. Louis, Missouri  63119-1897
                              Facsimile:  (314) 968-6045

                              with a copy to:

                              Stuart Z. Katz, Esq.
                              Fried, Frank, Harris, Shriver & Jacobson
                              One New York Plaza
                              New York, New York  10004-1980
                              Facsimile:  (212) 859-4000

          (c) if to Barnickel:

                              Jules Chasnoff
                              Lowenhaupt & Chasnoff, L.L.C.
                              105 Broadway, Suite 600
                              St. Louis, MO  63102
                              Facsimile:  (314) 436-2667

                              with a copy to:

                              Don G. Lents, Esq.
                              Bryan Cave LLP
                              One Metropolitan Square
                              211 North Broadway, Suite 3600
                              St. Louis, Missouri  63102-2750
                              Facsimile:  (314) 259-2020

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

          11.3. Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Article 4 and Sections 8.12 and 8.13 (a) through (e) and 10.6(e) and except as provided in any agreements delivered pursuant hereto (collectively, the "Third Party Provisions"), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Third Party Provisions may be enforced by the beneficiaries thereof.

          11.4. Entire Agreement. This Agreement, the exhibits to this Agreement, the Company Disclosure Letter, the Barnickel Disclosure Letter, the confidentiality agreement dated January 9, 1997, between Parent and the Company, the confidentiality agreement, dated July 19, 1996, between Barnickel and Parent and the Confidentiality Agreement dated February 23, 1997 among Parent, the Company and Barnickel (collectively, the "Confidentiality Agreements"), and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto. During the term of this Agreement, no party hereto shall terminate any of the foregoing Confidentiality Agreements.

          11.5. Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their Boards of Directors, at any time before or after approval of matters presented in connection with the Mergers by the stockholders of the Company, Barnickel or Parent, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

          11.6. Governing Law. Except to the extent that Missouri law is mandatorily applicable to the Barnickel Merger, the obligations of the members of Barnickel's Board of Directors and the rights of the stockholders of Barnickel, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of the Company, Barnickel and Parent hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum. Barnickel hereby agrees to service of process in any litigation arising out of or relating to this Agreement and the transactions contemplated hereby by certified mail, return receipt requested, postage prepaid to Barnickel (with a copy as specified in Section 11.2) at its address for notice specified in Section 11.2.

          11.7. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

          11.8. Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

          11.9. Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa. In this agreement, the phrase "to the knowledge of" and similar phrases relating to knowledge of the Company, Barnickel or Parent, as the case may be, shall mean the actual knowledge of its executive officers and with respect to the Company, its Director of Safety, Health and Environmental Affairs.

          11.10. Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

          11.11. Incorporation of Exhibits. The Company Disclosure Letter, the Barnickel Disclosure Letter, and all exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

          11.12. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          11.13. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity.

          11.14. Obligation of Parent. Whenever this Agreement requires Merger Sub or Merger Grandsub (or their respective successors) to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub or Merger Grandsub, as the case may be, to take such action and a guarantee of the performance thereof.

          11.15. Subsidiaries. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner.

          IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                                         BAKER HUGHES INCORPORATED

                                         By:  /s/ ERIC MATTSON
                                              ----------------------------------
                                              Name:  Eric Mattson
                                              Title: Senior Vice President
                                                     and Chief Financial Officer


                                         BAKER HUGHES MISSOURI, INC.

                                         By:  /s/ ERIC MATTSON
                                              ----------------------------------
                                              Name:  Eric Mattson
                                              Title: President


                                         BAKER HUGHES DELAWARE, INC.

                                         By:  /s/ ERIC MATTSON
                                              ----------------------------------
                                              Name:  Eric Mattson
                                              Title: President


                                         PETROLITE CORPORATION

                                         By:  /s/ PAUL H. HATFIELD
                                              ----------------------------------
                                              Name:  Paul H. Hatfield
                                              Title: Chairman, President and
                                                     Chief Executive Officer


                                         WM. S. BARNICKEL & COMPANY

                                         By:  /s/ V. RAYMOND STRANGHOENER
                                              ----------------------------------
                                              Name:  V. Raymond Stranghoener
                                              Title: Vice President

                                    EXHIBIT A

                               CUSTODIAL AGREEMENT

          This Custodial Agreement ("Agreement") is dated as of ____________, 1997 by and between Wm. S. Barnickel & Company, a Missouri corporation ("Barnickel"), Baker Hughes Incorporated, a Delaware corporation ("Parent"), and Boatmen's Trust Company (and any successor thereto, "Continuity Custodian"). The parties enter into this Agreement on behalf of certain third-party beneficiaries referred to in the Agreement and Plan of Merger dated as of February 25, 1997 ("Merger Agreement") involving Barnickel and Parent, as holders of Barnickel Common Stock.

                                    RECITALS

          A. Barnickel and Parent are parties to the Merger Agreement with respect to the Barnickel Merger which is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended ("Code").

          B. As part of the Barnickel Merger, Parent will issue to each holder of Barnickel Common Stock the number of shares of Parent Common Stock to which such holder is entitled under the Merger Agreement.

          C. In order to facilitate qualification of the Barnickel Merger as a reorganization within the meaning of Section 368(a) of the Code, certificates representing the Continuity Fraction of the shares of Parent Common Stock issued to each holder of Barnickel Common Stock shall be delivered by Parent on behalf of such holder to the Continuity Custodian for deposit in a custody account ("Continuity Account").

          D. All capitalized terms used herein and not otherwise defined herein shall have the respective meaning ascribed thereto in the Merger Agreement.

          Now, therefore, in consideration of the foregoing and the covenants and agreements set forth below, the parties hereto agree as follows:

                                    ARTICLE I

                               CONTINUITY ACCOUNT

          Section 1.01. Appointment. Barnickel hereby appoints the Continuity Custodian to act for the benefit of the holders of Barnickel Common Stock in accordance with the terms of this Agreement.

          Section 1.02. Deposit of Parent Common Stock. Promptly upon surrender of any Barnickel Certificate for cancellation to the Exchange Agent together with a Letter of Transmittal with respect thereto, Parent, on behalf of the holder of record of such Barnickel Certificate, shall deliver to the Continuity Custodian for deposit a certificate standing in the name of such holder representing the Continuity Fraction of the shares of Parent Common Stock issued to such holder (less any fractional share) ("Continuity Shares"). Such Continuity Shares shall remain titled on Parent's books in the name of such holder (individually, "Continuity Shareholder" and together with other such holders, "Continuity Shareholders"), and such holder shall have all other rights of a shareholder, including the right to vote the Continuity Shares, during the term of this Agreement.

          Section 1.03. Continuity Custodian's Duties and Authority. Subject to the terms and conditions set forth on Annex I attached hereto, which is incorporated herein by reference, the Continuity Custodian shall perform the following duties and shall have the following authority:

          (a) The Continuity Custodian shall hold and safely keep all Continuity Shares in the Continuity Account until the fifth anniversary of the Closing Date ("Termination Date"), unless earlier delivered to the Continuity Shareholders in accordance with Section 1.03(b) of this Agreement, and shall take reasonable steps to provide for the physical safety of such Continuity Shares from theft, disappearance or destruction.

          (b) If, at any time, or from time to time, before the Termination Date, the Continuity Custodian receives written notice from Lowenhaupt & Chasnoff, L.L.C. (or any successor counsel appointed by a majority in interest of the Continuity Shareholders) that such counsel is of the opinion that a sale or other transfer of all or a portion of the Continuity Shares by a Continuity Shareholder, which sale or transfer is described in reasonable detail in a written notice provided to such counsel, would not violate the "continuity of shareholder interest" requirements then imposed under Section 368 of the Code and the U.S. Treasury regulations thereunder with respect to the Barnickel Merger, the Continuity Custodian shall deliver certificates representing any such Continuity Shares to the appropriate Continuity Shareholder or in accordance with written instructions from such shareholder.

          (c) As soon as practicable following the Termination Date (and in any event within 90 days thereafter), the Continuity Custodian shall deliver certificates representing any Continuity Shares remaining in the Continuity Account to the appropriate Continuity Shareholders or in accordance with written instructions from them.

          Section 1.04. Parent's duties. Parent shall perform the following duties:

          (a) Parent shall cause all certificates representing Continuity Shares to be endorsed with the following legend during the term of this Agreement:

                      THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND TRANSFERABLE ONLY IN
                      COMPLIANCE WITH THE TERMS AND CONDITIONS OF A CUSTODIAL AGREEMENT DATED AS OF _________, 1997; PROVIDED, THAT THIS LEGEND SHALL BE VOID AND OF NO FURTHER EFFECT NOT LATER THAN THE FIFTH

                      ANNIVERSARY OF SUCH DATE.  A COPY OF THE
                      AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION.

          (b) Parent shall not issue any new certificate representing any Continuity Share in lieu of any such certificate purportedly lost, stolen, destroyed or mutilated without the written consent of the Continuity Custodian.

          (c) Parent shall direct all dividend payments and proxy and other shareholder materials to each Continuity Shareholder at the address indicated in such Continuity Shareholder's Letter of Transmittal or as subsequently instructed by such Continuity Shareholder; provided, however, that dividends paid with respect to Continuity Shares in the form of additional shares of Parent Common Stock shall be delivered to the Continuity Custodian and held in the Continuity Account.

          Section 1.05. Fees and Expenses.

          (a) The Continuity Custodian shall be entitled to an annual fee for its services under this Agreement at the rate of $5,000 and to reimbursement for all reasonable expenses, including reasonable attorney's fees.

          (b) Lowenhaupt & Chasnoff, L.L.C. (or any successor counsel appointed by the Continuity Custodian) shall be entitled to reasonable attorney's fees for services rendered prior to the Termination Date or, if earlier, the date that no Continuity Shares remain in the Continuity Account for any services provided by it in accordance with Section 1.03(b) of this Agreement; provided, however, that Barnickel Surviving Corporation's obligation to pay for such services shall not exceed $25,000 in any 12-month period.

          (c) All fees and expenses payable pursuant to clauses (a) and (b) of this Section 1.05 shall be paid by Barnickel Surviving Corporation out of its own funds and no funds will be supplied, directly or indirectly, by Parent for payment of such fees and expenses and Parent will not, directly or indirectly, reimburse Barnickel Surviving Corporation for payment of such fees and expenses.

          Section 1.06. Resignation. The Continuity Custodian may resign from such position upon notice of such resignation to the Continuity Shareholders and written acceptance of such position under the terms of this Agreement by Mercantile Trust Company N.A., (or any successor thereto) or if it is unable or unwilling to serve, Commerce Bank, N.A., (or any successor thereto) or if it is unable or unwilling to serve, United Missouri Bank (or any successor thereto).

          Section 1.07. Assignment. Except in accordance with Section 1.03(b) of this Agreement or upon death, no Continuity Shareholder shall have any power to sell, assign, transfer, encumber or in any other manner dispose of any interest in any of the Continuity Shares or the Continuity Account before the Termination Date.

                                   ARTICLE II

                                  MISCELLANEOUS

          Section 2.01. Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be sufficiently given if (i) delivered personally, (ii) mailed by certified or registered mail, return receipt requested; or (iii) transmitted by facsimile. The address for notice to each party is as shown on the signature page of this Agreement, or as subsequently modified by written notice. The address for notice to each Continuity Shareholder shall be as indicated in such Continuity Shareholder's Letter of Transmittal, or as subsequently modified by written notice.

          Section 2.02. Amendments and Waivers. No amendment of this Agreement shall be valid unless (i) written; (ii) agreed to by Continuity Shareholders representing a majority of the Continuity Shares; and (iii) consented to by Parent and the Continuity Custodian, which consent shall not be unreasonably withheld if such amendment would not have an adverse effect on Parent or the Continuity Custodian. No waiver by a party of any covenant shall be deemed to extend to any prior or subsequent covenant.

          Section 2.03. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the permitted successors and assigns of the parties.

          Section 2.04. Governing Law. This Agreement shall be governed by and construed in accordance with Missouri law.

          Section 2.05. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original.

          Section 2.06. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior oral or written understandings, agreements or representations by or between the parties with respect thereto.

          Section 2.07. Headings. The section headings of this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement.

          Section 2.08. Severability. Each provision of this Agreement is distinct and severable and if any such provision shall be held to be invalid, illegal or against public policy, the validity or the legality of the remainder of this Agreement shall not be affected thereby.

          Section 2.09. Tax Reporting. Unless otherwise required by U.S. Treasury regulations to be issued in the future, the parties to this Agreement will treat the Continuity Shares and any other shares of Parent Common Stock deposited with the Continuity Custodian hereunder for purposes of Section 468B(g) of the Code and for all other income tax purposes as being owned by the Continuity Shareholders during the period such shares are held by the

Continuity Custodian hereunder. The parties to this Agreement will make any elections or filings required to characterize such shares in a manner consistent with the preceding sentence.

          The parties have executed this Agreement as of the date first above written.

                                        BAKER HUGHES INCORPORATED
                                        3900 Essex Lane
                                        Houston, Texas 77027
                                        Attn: Lawrence O'Donnell, III

                                        By:
                                           -------------------------------------
                                        Title:
                                              ----------------------------------

                                        WM. S. BARNICKEL & COMPANY
                                        c/o Jules Chasnoff
                                        Lowenhaupt & Chasnoff, L.L.C.
                                        10 S. Broadway Suite 600
                                        St. Louis, MO  63102

                                        By:
                                           -------------------------------------
                                        Title:
                                              ----------------------------------


                                        BOATMEN'S TRUST COMPANY
                                        510 Locust Street
                                        St. Louis, MO 63101
                                        Attn:  Corporate Trust Division

                                        By:
                                           -------------------------------------
                                        Title:
                                              ----------------------------------

                                     ANNEX I

                          GENERAL TERMS AND CONDITIONS

The following provisions shall be part of the Agreement to which this exhibit is attached:

1) The duties of Boatmen's Trust Company or any successor thereto, (the "Custodian") shall be as expressed under the Agreement and the Custodian shall have no implied duties. The permissive right or power to take any action shall not be construed as a duty to take action under any circumstances and the Custodian shall not be liable except in the event of its gross negligence or willful misconduct.

2) The Custodian shall not be obligated to risk its own funds in the administration of the account and shall have a lien against any funds, securities or other property in its possession or control (the "Account") for its fees, expenses and advancements. The Custodian need not take any action under the Agreement which may involve it in any expense or liability until indemnified to its satisfaction for any expense or liability it reasonably believes it may incur.

3) Any recitals contained in the Agreement shall be deemed to be those of the parties thereto and not the Custodian.

4) Unless specifically required by the Agreement, the Custodian shall not be required to give any bond or surety or report to any Court despite any statute, custom or rule to the contrary.

5) The Custodian shall be protected in acting upon any notice, request, consent, certificate, order, affidavit, letter, telegram, or other paper or document believed by it to be genuine and correct and to have been signed or sent by the proper person and persons.

6) The Custodian may execute any of the duties under the Agreement by or through agents or receivers.

7) The Custodian shall not be required to take notice or be deemed to have notice of any default or other fact or event under the Agreement unless the Custodian shall be specifically notified in writing of such default, fact or event.

8) The Custodian may engage legal counsel, who may be counsel for any party to the Agreement, and shall not be liable for any act or omission taken or suffered pursuant to the opinion of such counsel. The fees and expenses of such counsel shall be deemed to be a proper expense for which the Custodian will have a lien against the Account.

9) Unless specifically required by the terms of the Agreement, the Custodian need not take notice of or enforce any other document or relationship, including, without limiting the generality of the foregoing, any contract, settlement, arrangement, plan, assignment, pledge, release, decree or the like, but its duties shall be solely as set out in the Agreement.

10) Acquiror hereby agrees to indemnify and save harmless the Custodian from and against any loss, liability or expense reasonably incurred, without negligence or bad faith on its part, arising out of or in connection with the Agreement, including the expense of defending itself against any claim or liability in the premises. This indemnity agreement shall survive the termination of the Agreement.

                                    EXHIBIT B

                                     COMPANY
                              OFFICER'S CERTIFICATE

The undersigned officer of Petrolite Corporation (the "Company") hereby certifies that as of (i) the date hereof, (ii) the Barnickel Effective Time and
(iii) the Company Effective Time:

     1. Unless otherwise specified, capitalized terms shall have the meanings assigned to them in the Agreement and Plan of Merger (the "Merger Agreement") dated as of February 25, 1997 among the Company, Baker Hughes Incorporated ("Parent"), Baker Hughes Missouri, Inc. ("Merger Sub"), Baker Hughes Delaware, Inc. ("Merger Grandsub"), and Wm. S. Barnickel & Company ("Barnickel").

     2. To the best knowledge of the management of the Company, the Company has no shareholder that owns, directly or beneficially, 5% or more of the Company Common Stock, other than Barnickel and those shareholders listed on Schedule A hereto. To the best knowledge of the management of the Company, there is no plan or intention on the part of shareholders of the Company to sell, exchange, or otherwise dispose of a number of shares of Parent Common Stock received in the Company Merger that would reduce the Company shareholders' ownership of Parent Common Stock (excluding shares owned by Barnickel and the 5% shareholders listed on Schedule A) to a number of shares having a value, as of the date of the Company Merger, of less than 50 percent (1) of the value of all of the formerly outstanding stock of the Company (other than stock held by Barnickel) as of the same date. For purposes of this representation, shares of the Company Common Stock exchanged for cash in lieu of fractional shares of

---------------
(1) Such percentage may be reduced to such lower amount as satisfactory to special counsel to the Company.

Parent Common Stock in the Company Merger will be treated as outstanding Company Common Stock on the date of the Company Merger. Moreover, shares of Company Common Stock and shares of Parent Common Stock held by the Company shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Company Merger will be considered in making this representation.

     3. The Company and the shareholders of the Company will pay their respective expenses, if any, incurred in connection with the Company Merger.

     4. On the date of the Company Merger, the Company will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in the Company that, if exercised or converted, would affect Barnickel's acquisition or retention of control of the Company, as defined in Section 368(c).(2)

     5. Less than 50% of the value of the Company's total assets are invested in stocks and securities within the meaning of Section 368(a)(2)(F)(iii) and (iv).

     6. The formula set forth in the Merger Agreement for the exchange of Parent Common Stock for the stock of the Company is the result of arm's-length bargaining. The fair market value of the Parent Common Stock received by each Company shareholder in the Company Merger, plus the cash received in lieu of a fractional share of Parent Common Stock, will be approximately equal to the fair market value of the Company stock surrendered in the Company Merger. Company shareholders will not receive any consideration in exchange for the Company stock other than Parent Common Stock and cash in lieu of fractional shares of Parent Common Stock.

---------------

(2) All references to "Section" are to the Internal Revenue Code of 1986, as presently in force.

     7. At the time of the Company Merger, the fair market value of the assets of the Company will exceed the sum of its liabilities and the liabilities to which its assets are subject.

     8. No Company shareholder will receive Parent Common Stock as separate consideration for, or allocable to, any employment agreement. No shareholder of the Company who is also an employee of Barnickel or the Company will receive compensation as separate consideration for, or allocable to, any of his or her stock.

     9. The Company is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A).

     10. In the Company Merger, shares of Company Common Stock will be exchanged solely for shares of Parent Common Stock. For purposes of this representation, shares of Company stock exchanged for cash or other property originating with Parent or a direct or indirect subsidiary of Parent (excluding cash received in lieu of fractional shares of Parent Stock) will be treated as Company Common Stock outstanding at the time of the Company Merger.

     11. No liabilities of the Company or its shareholders will be assumed by Parent in the Company Merger nor will any of the Company stock acquired in the Company Merger be subject to any liabilities.

     12. There will be no dissenters' rights in connection with the Company Merger.

                                           PETROLITE CORPORATION

Dated:                                     By:
      --------------------------              ----------------------------------
                                              Name:
                                              Title:

                                    EXHIBIT C

                                    BARNICKEL
                              OFFICER'S CERTIFICATE

         The undersigned officer of Wm. S. Barnickel & Company ("Barnickel") hereby certifies that as of (i) the date hereof, (ii) the Barnickel Effective Time and (iii) the Company Effective Time:

          1. Unless otherwise specified, capitalized terms shall have the meanings assigned to them in the Agreement and Plan of Merger (the "Merger Agreement") dated as of February 25, 1997 among Barnickel, Baker Hughes Incorporated ("Parent"), Baker Hughes Missouri, Inc. ("Merger Sub"), Baker Hughes Delaware, Inc. ("Merger Grandsub"), and Petrolite Corporation (the "Company").

          2. To the best knowledge of the management of Barnickel, Barnickel has no shareholder that owns, directly or beneficially, 1% or more of the Barnickel Common Stock, other than those shareholders listed on Schedule A hereto. To the best knowledge of the management of Barnickel, there is no plan or intention on the part of shareholders of Barnickel to sell, exchange, or otherwise dispose of a number of shares of Parent Common Stock received in the Barnickel Merger that would reduce the Barnickel shareholders' ownership of Parent Common Stock to a number of shares having a value, as of the date of the Barnickel Merger, of less than 50 percent of the value of all of the formerly outstanding stock of Barnickel as of the same date. For purposes of this representation, shares of Barnickel Common Stock exchanged in the Barnickel Merger for cash in lieu of fractional shares of Parent Common Stock or surrendered by Dissenting Stockholders will be treated as outstanding Barnickel stock on the date of the Barnickel Merger. Moreover, shares of Barnickel Stock and shares of Parent Common Stock held by Barnickel shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Barnickel Merger will be considered in making this representation.

          3. Barnickel and the shareholders of Barnickel will pay their respective expenses, if any, incurred in connection with the Barnickel Merger, subject to the terms of the Custodial Agreement.

          4. There is no intercorporate indebtedness existing between Parent and Barnickel or between Merger Sub and Barnickel that was issued, acquired, or will be settled at a discount.

          5. On the date of the Barnickel Merger, Barnickel will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Barnickel that, if exercised or converted, would affect Parent's acquisition or retention of control of Barnickel, as defined in Section 368(c).(1)

          6. At the Barnickel Effective Time, Barnickel will hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets held immediately prior to the Barnickel Merger. For purposes of this representation, there shall be included as assets of Barnickel held immediately prior to the Barnickel Merger amounts originating with Barnickel that are used (i) to pay Dissenting Stockholders, (ii) to pay Barnickel shareholders who receive cash in lieu of fractional shares of Parent Stock in the Barnickel Merger, (iii) to pay reorganization expenses, (iv) to pay creditors of Barnickel (other than amounts paid in the course of ordinary business), and (v) to make redemptions and distributions (except for regular, normal dividends). [This representation will be deleted if it can not be given.]

          7. In the Barnickel Merger, shares of Barnickel Common Stock will be exchanged solely for shares of Parent Common Stock. For purposes of this representation, shares of Barnickel stock exchanged for cash or other property originating with Parent or a direct or indirect subsidiary of Parent (including

---------------

(1) All references made to "Section" are to the Internal Revenue Code of 1986, as presently in force.

cash received in lieu of fractional shares of Parent Common Stock) will be treated as Barnickel stock outstanding at the time of the Barnickel Merger.

          8. The formula set forth in the Merger Agreement for the exchange of Parent Common Stock for the stock of Barnickel is the result of arm's-length bargaining. The fair market value of the Parent Common Stock received by each Barnickel shareholder in the Barnickel Merger, plus the cash received in lieu of a fractional share of Parent Common Stock, will be approximately equal to the fair market value of the Barnickel stock surrendered in the Barnickel Merger. Barnickel shareholders will not receive any consideration in exchange for the Barnickel stock other than Parent Common Stock, cash in lieu of fractional shares of Parent Stock, and cash or other property received by Dissenting Stockholders.

          9. At the time of the Barnickel Merger, the fair market value of the assets of Barnickel will exceed the sum of its liabilities and the liabilities to which its assets are subject.

          10. No Barnickel shareholder will receive Parent Common Stock as separate consideration for, or allocable to, any employment agreement. No shareholder of Barnickel who is also an employee of Barnickel or the Company will receive compensation as separate consideration for, or allocable to, any of his or her stock.

          11. Barnickel is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A).

          12. Barnickel directly owns 5,337,360 shares of Company Common Stock, none of which was acquired either (i) after February 23, 1992 (other than through a stock split) or (ii) in contemplation of the Mergers.

                                         WM. S. BARNICKEL & COMPANY

Dated:                                   By:
      --------------------------            ------------------------------------
                                            Name:
                                            Title:

                                    EXHIBIT D

                                     PARENT
                              OFFICER'S CERTIFICATE

         The undersigned officer of Baker Hughes Incorporated, a Delaware corporation ("Parent") hereby certifies as of (i) the date hereof, (ii) the Barnickel Effective Time and (iii) the Company Effective Time that:

         1. Unless otherwise specified, capitalized terms shall have the meanings assigned to them in the Agreement and Plan of Merger (the "Merger Agreement") dated as of February 25, 1997 among Parent, Baker Hughes Missouri, Inc. ("Merger Sub"), Baker Hughes Delaware, Inc. ("Merger Grandsub"), Petrolite Corporation (the "Company") and Wm. S. Barnickel & Company ("Barnickel").

         2. Immediately prior to the Barnickel Merger, Parent will own all of the issued and outstanding stock of Merger Sub, and Merger Sub will own all of the issued and outstanding stock of Merger Grandsub.

         3. Neither Parent nor any of its affiliates has any plan or intention to reacquire any of the Parent Common Stock issued in the Barnickel Merger or the Company Merger.

         4. Parent has no plan or intention to liquidate Barnickel or to cause Barnickel to liquidate the Company; to merge Barnickel with and into another corporation or to cause Barnickel to merge the Company with and into another corporation; to sell or otherwise dispose of the stock of Barnickel; to cause Barnickel to sell or otherwise dispose of the stock of the Company; or to cause either of Barnickel or the Company to sell or otherwise dispose of any of its assets or any of the assets acquired from Merger Sub, except for (i) dispositions of assets of Barnickel other than its stock of the Company or (ii) dispositions made in the ordinary course of business.

         5. Following the Mergers, Parent will cause Barnickel to continue to hold its stock of the Company and will cause the Company to continue its historic business or use a significant portion of its historic business assets in a business.

         6. Parent and Merger Sub will pay their respective expenses, if any, incurred in connection with the Mergers.

         7. There is no intercorporate indebtedness existing between Parent and Barnickel or between Merger Sub and Barnickel that was issued, acquired, or will be settled at a discount.

         8. With respect to each of Parent (as of each of the Barnickel Effective Time and the Company Effective Time) and Merger Sub (as of the Barnickel Effective Time), less than 50 percent of the value of its total assets are invested in stocks and securities within the meaning of Section 368(a)(2)(F)(iii) and (iv).(1)

         9. Parent does not own, nor has it owned during the past five years, any shares of Barnickel Common Stock or the Company Common stock.

         10. Merger Sub will have no liabilities assumed by Barnickel, and will not transfer to Barnickel any assets subject to liabilities, in the Barnickel Merger.

         11. Parent has no plan or intention as part of the plan of the Mergers to cause Barnickel or the Company to issue after the Barnickel Effective Time or the Company Effective Time, respectively, additional shares of stock of Barnickel or the Company, or any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Barnickel or the Company.

         12. Immediately following the Barnickel Merger, Barnickel will hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets held immediately prior to the Barnickel Merger.

---------------

(1) All references to "Section" are to the Internal Revenue Code of 1986, as presently in force.

         13. In the Barnickel Merger, shares of Barnickel stock will be exchanged solely for shares of Parent Common Stock. For purposes of this representation, shares of Barnickel Common Stock exchanged for cash or other property originating with Parent or a direct or indirect subsidiary of Parent (including cash received in lieu of fractional shares of Parent Common Stock) will be treated as Barnickel stock outstanding at the time of the Barnickel Merger.

         14. The formula set forth in the Merger Agreement for the exchange of Parent Common Stock for the stock of Barnickel is the result of arm's-length bargaining. The fair market value of the Parent Common Stock received by each Barnickel shareholder in the Barnickel Merger, plus the cash received in lieu of a fractional share of Parent Common Stock, will be approximately equal to the fair market value of the Barnickel stock surrendered in the Barnickel Merger. Barnickel shareholders will not receive any consideration in exchange for the Barnickel stock other than Parent Stock, cash in lieu of fractional shares of Parent Stock, and cash or other property received by Dissenting Stockholders.

         15. No Barnickel shareholder will receive Parent Stock as separate consideration for, or allocable to, any employment agreement. No shareholder of Barnickel who is also an employee of Barnickel or the Company will receive compensation as separate consideration for, or allocable to, any of his or her stock.

         16. In the Company Merger, shares of Company Common Stock will be exchanged solely for shares of Parent Common Stock. For purposes of this representation, shares of Company stock exchanged for cash or other property originating with Parent or a direct or indirect subsidiary of Parent (excluding cash received in lieu of fractional shares of Parent Stock) will be treated as Company stock outstanding at the time of the Company Merger.

         17. No liabilities of the Company or its shareholders will be assumed by Parent in the Company Merger nor will any of the Company stock acquired in the Company Common Stock be subject to any liabilities.

         18. The formula set forth in the Merger Agreement for the exchange of Parent Common Stock for the stock of the Company is the result of arm's-length bargaining. The fair market value of the Parent Common Stock received by each Company shareholder in the Company Merger, plus the cash received in lieu of a fractional share of Parent Common Stock, will be approximately equal to the fair market value of the Company stock surrendered in the Company Merger. Company shareholders will not receive any consideration in exchange for the Company stock other than Parent Common Stock, and cash in lieu of fractional shares of Parent Common Stock.

         19. No Company shareholder will receive Parent Common Stock as separate consideration for, or allocable to, any employment agreement. No shareholder of the Company who is also an employee of Barnickel or the Company will receive compensation as separate consideration for, or allocable to, any of his or her stock.

                                        BAKER HUGHES INCORPORATED

Dated:                                  By:
      ---------------------------          -------------------------------------
                                           Name:
                                           Title: